

11 Keewaydin Drive
Salem, New Hampshire 03079

September 11, 2015

To the Stockholders of Standex International Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of Standex International Corporation, which will be held at the Burlington Marriott, One Burlington Mall Road, Burlington, Massachusetts 01803, on Wednesday, October 28, 2015 at 11:00 a.m., local time.

We hope that you will be able to attend the meeting. If you do attend the meeting, you may vote your shares personally. However, if you cannot do so, it is important that your shares be represented. All stockholders received a Notice of Internet Availability of Proxy Materials, which provides instructions on how to access the proxy electronically, so that you may vote your shares. We urge you to read the proxy statement carefully, and to vote your shares by telephone or the Internet, or by requesting a paper copy of the proxy and signing, dating and returning your card in the postage prepaid envelope provided.

Pursuant to the procedures governing the meeting, shareholders will be requested to verify their status as stockholders or proxy holders prior to or during meeting attendance.

This booklet includes the Notice of Annual Meeting and the Proxy Statement, both of which contain information about the formal business to be acted on by the stockholders. In addition, a presentation regarding the operations of your Company, and a question and discussion period, will also take place.

Thank you in advance for voting your shares, and for your interest in the Company.

Sincerely,

David Dunbar
President/Chief Executive Officer

TABLE OF CONTENTS



11 Keewaydin Drive
Salem, New Hampshire 03079

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Standex International Corporation (the "Company") will be held at the Burlington Marriott, One Burlington Mall Road, Burlington, Massachusetts 01803, on Wednesday, October 28, 2015, at 11:00 am, local time for the following purposes:

1. To elect three directors to hold office for three-year terms ending on the date of the Annual Meeting of Stockholders in 2018;

2. To conduct an advisory vote on the total compensation paid to the executives of the Company;

3. To select, on an advisory basis, the frequency of future stockholder advisory votes to approve executive compensation;

4. To ratify the appointment by the Audit Committee of the Board of Directors of Grant Thornton LLP as independent auditors of the Company for the fiscal year ending June 30, 2016; and

5. To transact such other business as may properly come before the meeting or any adjournments thereof.

This year the Company provided each stockholder with a Notice of Internet Availability of Proxy Materials (the "Notice"), which encourages stockholders to review the Notice of Annual Meeting/Proxy Statement and 2015 Annual Report on Form 10-K on the Internet, at www.envisionreports.com/sxi. We believe that encouraging electronic reviewing of the proxy statement creates value for stockholders by reducing costs to the Company, eliminating wasteful surplus printed materials, and expediting the tabulation of stockholders' votes. The Notice also provides stockholders with information about how to obtain a paper or email copy of the proxy statement, if they prefer.

Once the proxy materials have been reviewed, we ask stockholders to vote their shares in one of the following ways:

(a) Call 1-800-652-VOTE (8683), and use your Stockholder Control Number to vote. This number appears in the shaded bar on the Notice that you received;

(b) Visit the Internet web site at: https://www.envisionreports.com/sxi, or follow your broker's instructions relative to Internet voting;

(c) Request a paper or emailed proxy statement by calling 1-866-641-4276 or emailing investorvote@computershare.com and inserting the words "Proxy Materials Standex International Corporation" in the subject line. Then, after review of the materials, vote via telephone or the Internet or mark, date, sign and mail your proxy card in the prepaid envelope provided; or

(d) Attend the Annual Meeting and vote in person. A ballot will be provided to you if you hold Company shares in your own name. If you hold your shares through a bank or broker (i.e., in "street name"), you must obtain a proxy from your bank or broker to vote the shares at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible.

By Order of the Board of Directors,



Deborah A. Rosen, *Secretary*

September 11, 2015

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on October 28, 2015. The 2015 Notice of Annual Meeting/Proxy Statement and the 2015 Annual Report on Form 10-K are available for review at www.standex.com/InvestorRelations/AnnualMaterials.

The Notice of Internet Availability and Proxy Statement are first being made available to stockholders on or about September 11, 2015.

STANDEX INTERNATIONAL CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
October 28, 2015

This Proxy Statement is being furnished on or about September 11, 2015, in connection with the solicitation of proxies by the Board of Directors of Standex International Corporation (the "Company”), for use at the Annual Meeting of Stockholders to be held on Wednesday, October 28, 2015. The Board of Directors is recommending that you vote **for** the election as Directors of each of the individuals nominated by the Board of Directors, **for** the total compensation paid to the executives of the company, **for** an annual vote on the total compensation paid to executives, and **for** the ratification of Grant Thornton LLP as independent auditors for the Company for the fiscal year ended June 30, 2016.

The Board of Directors has fixed September 3, 2015 as the record date for the determination of stockholders entitled to vote at the Annual Meeting. At the record date, there were outstanding and entitled to vote 12,772,944 shares of the Common Stock of the Company. You may vote the shares you own directly in your name as a stockholder of record, shares you hold through Company benefit plans, and shares held for you as a beneficial owner through a broker, bank or other nominee. Each share is entitled to one vote.

A quorum must be present to transact business at the Annual Meeting. A quorum is the majority of the outstanding shares of the Company's Common Stock entitled to vote at the Annual Meeting and represented in person or by proxy. All proposals will require the affirmative vote of a majority of the shares of Common Stock voting, in person or by proxy, at the Annual Meeting. For Proposal 1 (the election of directors), stockholders may vote in favor of all nominees for Director, or may withhold their votes as to all nominees or as to specific nominees. With respect to the other Proposals, stockholders should specify their choice on the form of proxy.

Abstentions and broker non-votes (i.e. when a broker or bank holding shares in "street name” is present at the meeting in person or by proxy, yet has no authority to vote on a particular proposal because the beneficial owner has not instructed the broker or bank how to vote, and the broker or bank has no discretionary voting power on its own) will be counted for quorum purposes, but will not be counted as votes in favor of any proposal. Accordingly, abstentions and broker non-votes will have no effect on the voting of any matter that requires the affirmative vote of a certain percentage of the shares voting on a matter.

Under New York Stock Exchange ("NYSE”) rules, brokers and banks may vote in favor only of Proposal 4 for shares they hold in street name on behalf of beneficial owners who have not issued specific voting instructions, since Proposal 4 is considered a routine matter. Proposal 1, regarding the election of Directors, and Proposals 2 and 3, regarding executive compensation matters, are considered "non-routine” matters, and therefore street name stockholders (that is, those who hold shares through a bank or broker) **must** specify a vote in order for it to be counted. Thus, if (i) you hold your shares in street name, and (ii) you do **not** instruct your bank or broker how you want to vote on Proposals 1, 2 and 3, your vote will not be cast on those proposals.

Your bank or broker will send you voting instructions if you hold your shares in street name.

You may revoke any proxy at any time prior to the Annual Meeting by delivery of written notice to the Secretary of the Company or by executing a subsequent proxy.

This year, each stockholder received a Notice of Internet Availability providing instructions about how to view and vote proxy materials electronically. We believe that electronic delivery of proxy documents, rather than delivery of a paper copy to every stockholder, maximizes value for all stockholders and eliminates waste. We strive to be vigilant stewards of Company resources, and we believe that electronic delivery of the proxy to the majority of stockholders helps the Company attain this goal.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, the Company's directors and officers, without additional remuneration, may solicit proxies in person and by telecommunications. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting materials to the owners of stock held in their names, and the Company will reimburse them for their out-of-pocket expenses in this regard.

To assure the presence in person or by proxy of the necessary quorum for holding the meeting, the Company has engaged the firm of Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to assist in soliciting proxies by mail, telephone, facsimile and personal interview, for a fee estimated at approximately $6,250 plus disbursements. The Company pays this expense.

PROPOSAL 1 – ELECTION OF DIRECTORS

Nominees Recommended by the Board of Directors

In Proposal 1, Election of Directors, we are asking stockholders to consider and vote on the election of the three nominees listed below for three-year terms. Stockholders are asked to elect as Directors, Charles H. Cannon, Jr., Gerald H. Fickenscher and Jeffrey S. Edwards, each for a three-year term expiring in 2018, unless authority to vote for the election of directors is withheld by marking the proxy to that effect. No proxy can be voted for a greater number of persons than the three nominees named below.

In the event that any nominee for election becomes unavailable, the person acting under the proxy may vote for the election of a substitute. We have no reason to believe that any nominee will become unavailable.

Messrs. Cannon, Edwards and Fickenscher are "independent," as defined by the NYSE.

Information about each Director, including the three Board-recommended nominees, as of July 31, 2015, follows.

The Board of Directors recommends a vote "FOR" each nominee.

Nominees for Directors For Terms Expiring in 2018

Charles H. Cannon, Jr.   **Age 63**

Mr. Cannon has been a Director since 2004. Until his retirement in May 2014, he served as Executive Chairman of John Bean Technologies Corporation ("JBT"), an NYSE-traded global company providing technology solutions to the food processing and air transportation industries. Mr. Cannon was President/CEO of JBT Corporation from 2008 through 2013. In 2008, JBT was spun off from its former parent company, FMC Technologies, Inc., where Mr. Cannon had served as Vice President from 2001 to 2004 and Senior Vice President from 2004 until the JBT spinoff.

The Company believes that Mr. Cannon is qualified to continue his service on the Board, based upon his lengthy senior executive experience at an international manufacturer which operates in some of the same industries as does the Company. Mr. Cannon's leadership of the Company's Compensation Committee has been valuable and insightful. Mr. Cannon, with decades of experience as a general manager and senior executive, exhibits demonstrated leadership success. He was responsible, as CEO of a publicly traded company, for multiple aspects of corporate organization, governance, finance and operations. Finally, Mr. Cannon's technical and business education and his international perspective are of unique benefit to the Company's Board.

Jeffrey S. Edwards   **Age 53**

Mr. Edwards has served as a member of the Board of Directors since October, 2014. Mr. Edwards is the Chairman and CEO of Cooper-Standard Holdings Inc., a manufacturer of fluid handling, body sealing, and

anti-vibration systems components for the automotive industry. He has been President and CEO of Cooper-Standard since 2012, and Chairman since 2013. This NYSE global company, with more than 90 locations in 21 countries and 2014 annual revenue of $3.2 billion, sells primarily to the automotive OEM market. Prior to 2012, Mr. Edwards had a distinguished 28 year career at Johnson Controls, a global diversified technology and industrial company, trading on the NYSE. At the time of his departure from Johnson Controls, Mr. Edwards was Corporate Vice President, Group Vice President and General Manager of the Automotive Experience Asia Group, based in Tokyo.

Since becoming a director in 2014, Mr. Edwards has brought valuable insight to the Board's activities. Mr. Edwards' successful and lengthy history leading global manufacturing businesses enable him to advise the Board in myriad ways regarding the challenges facing the Company. Mr. Edwards' position as Chairman of the Cooper Standard Board provides useful peer insight. Finally, Mr. Edwards' management acumen assists the Board as it assesses both short and long-term Company performance and strategy.

Gerald H. Fickenscher   **Age 72**

Mr. Fickenscher has been a Director since 2004. He brings to the Company decades of financial management and general management experience at various global operations. Most recently, at Crompton Corporation, he served as Vice President-Europe, Middle East and Africa of Crompton Corporation, a specialty chemicals manufacturer, from 1994 to 2003. In this capacity, he led 1,900 employees and was responsible for $700 million in sales. Prior thereto, he was Chief Financial Officer of Uniroyal Chemical, a worldwide industrial chemical company with a complex operational structure, from 1986 to 1993. At Uniroyal, he oversaw the issuance of over $800 million in bank and publicly traded debt. He regularly communicated with the Audit Committee of Uniroyal's Board and with external auditors. He also played a key role in a successful $1 billion management-led buyout, which concluded in an IPO with excellent returns to shareholders.

Since retiring in 2003, Mr. Fickenscher has remained active in the field of finance. He regularly attends training at NACD (National Association of Corporate Directors) and FEI (Financial Executive International), and has been active in other international finance and trade organizations.

Mr. Fickenscher is qualified to serve on the Board of the Company due to his years of financial experience, analysis and acumen. He has senior executive management experience with multinational, industrial organizations. For many years, he interacted with audit committees and external auditors, experience which is beneficial to his current service on the Company's Audit Committee. His continuing education and training through various industry and governance organizations provides insight to the Board regarding peer practices. The Company believes that Mr. Fickenscher is a valuable asset to the financial and organizational needs of the Board.

Directors To Continue In Office For Terms Expiring in 2017

Thomas E. Chorman   **Age 61**

Mr. Chorman has been a Director since 2004. He brings significant financial management experience to the Board. He is not only a financial executive, but also an entrepreneur and private investor who has successfully launched and led various enterprises. He currently serves as Chief Executive Officer of Solar LED Innovations, LLC, a designer, manufacturer and marketer of solar rechargeable lighting products, with headquarters in Pennsylvania. Mr. Chorman established the company in 2008. Prior thereto Mr. Chorman co-founded and served as Chief Executive Officer of Foam Partners, LLC (a fabricator of polyurethane foam products). Additionally, from June, 2007 through 2008, Mr. Chorman served as a partner and President of Boomer Capital (a leadership consulting and career placement service). Mr. Chorman is no longer affiliated with Foam Partners, and presently has a minority ownership interest in Boomer Capital. From 2001 through 2006, Mr. Chorman was employed by Foamex International, a manufacturer of comfort cushioning for the

furnishing and automotive markets, with sales of approximately $1.4 billion. From 2002 to 2006, he served as President/CEO and a Director. From 2001 to 2002, when he was promoted to the CEO position, he served as the Chief Financial Officer. During Mr. Chorman's tenure at Foamex, record high raw material costs and the maturity of legacy debt forced a voluntary Chapter 11 filing in 2005 for U. S. operations in order to facilitate the implementation of restructuring activities. In 2007, Foamex emerged from bankruptcy, paying 100 cents on the dollar to all creditors.

From June 2009 through April 2012, Mr. Chorman served on the Board of Directors of Symmetry Medical, a provider of implants, instruments and cases to orthopedic device manufacturers trading on the NYSE. Mr. Chorman was chairman of the Finance and Systems Committee and also served on the Audit Committee of Symmetry.

Mr. Chorman's decades of senior financial management experience, along with the entrepreneurial business opportunities he has pursued in recent years, is of significant benefit to the Company. Mr. Chorman remains closely involved in the day to day financial reporting requirements for established international public companies as well as smaller start-ups. This perspective is helpful to the Board when analyzing acquisition opportunities. Mr. Chorman's skills and abilities qualify him to serve on the Board of the Company.

David A. Dunbar   **Age 53**

The Board appointed Mr. Dunbar as President/CEO and a member of the Board of Directors in January, 2014. Mr. Dunbar joined the Company from Pentair Ltd., where he had served as President of the valves and controls global business unit since 2009. At that time, the unit was owned by Tyco Flow Control; Tyco Flow Control and Pentair merged in 2012. Pentair, trading on the NYSE, is a global provider of products and services relating to energy, water, thermal management and equipment protection, with sales in 2014 of $7 billion.

Prior to his tenure at Pentair, Mr. Dunbar held a number of senior positions at Emerson Electric Co., including President of each of the following: Emerson Process Management Europe; Machinery Health Management; and Emerson Climate Technologies Refrigeration.

Mr. Dunbar brings to the Company Board decades of executive experience with global manufacturing companies. Mr. Dunbar's diverse experience at various operational levels brings a broad management perspective. Further, Mr. Dunbar is an electrical engineer by training, and therefore his technical background provides insight to the execution of Company strategy. The Company believes that he continues to be a valuable contributor to the Board.

Roger L. Fix   **Age 62**

Mr. Fix currently serves as non-executive Chairman of the Board of Directors of the Company. He was President of the Company from 2001 until the appointment of David Dunbar in January, 2014. Further, Mr. Fix served as CEO from 2003 to January, 2014. Mr. Fix retired from employment with the Company in April, 2014. Mr. Fix has been a Company Director since 2001 and a member of the Board's Executive Committee since 2003. From 2001 to 2002, Mr. Fix also served as the Company's Chief Operating Officer.

Additionally, Mr. Fix has been a director of Flowserve Corporation since 2006, serving on the Organization and Compensation Committee and the Finance Committee of Flowserve's Board of Directors. Flowserve, which trades on the NYSE, is a global manufacturer and supplier of fluid motion and control products and services. The company operates in 55 countries and had sales last year of approximately $4.8 billion.

In 2014, Mr. Fix joined the Board of Vehicle Group, Inc., a global supplier of cab-related products and systems for commercial vehicles, trading on NASDAQ.

The Company believes that Mr. Fix is well qualified to serve as a Director due to his executive management experience and thirteen years as leader of the Company, including during periods of global economic challenges. His detailed knowledge of all Company operations and his many years of experience in manufacturing management provide valuable insight and a perspective not otherwise available to the Board. Further, his service on the boards of two publicly traded manufacturing companies allow him to communicate an additional perspective regarding global economic trends and their impact on Company operations.

Daniel B. Hogan, J.D., Ph.D.   **Age 72**

Dr. Hogan has been a Director since 1983. He brings significant management, consulting and governance experience to the Board.

Dr. Hogan currently serves as Executive Director of Passim, a non-profit arts organization located in Cambridge, Massachusetts. He has served in this capacity since 2008 and prior thereto was Interim Director in 2007. Passim has seen a dramatic improvement in its vibrancy and financial health under Dr. Hogan's leadership, and many innovations he has championed are helping this arts group assure its primacy in the folk music industry.

Dr. Hogan has over three decades of management consulting experience, including positions as Vice President of McBer & Company (a division of the Hay Group) and the Apollo Group, which he founded and served as President. Apollo Group provided consulting services to major international financial and manufacturing entities. In these roles, he specialized in leadership development, team building, executive assessment and competency modeling. Dr. Hogan has served on many non-profit boards over the last 30 years, often chairing or heading up the governance committee. He is currently on the Executive Board of the Harvard Square Business Association in Cambridge, MA.

Dr. Hogan's service to the Board over the past thirty-two years provides valuable insight and institutional knowledge, which is unique to Dr. Hogan and makes him well qualified to serve as a member of the Board.

Directors To Continue In Office For Terms Expiring in 2016

William R. Fenoglio   **Age 76**

Mr. Fenoglio has been a Director since 1997. He has extensive executive experience in global manufacturing and financial analysis. From 1994 to 1996, Mr. Fenoglio served as President and CEO and member of the Board of Directors of Augat, Inc., an international supplier and manufacturer of interconnection technology and electromechanical components and subsystems to automotive, communications, computer and industrial markets. From 1996 through 2008, Mr. Fenoglio was a director of IDG, Inc., a supplier of maintenance, repair, operating and production products and procurement solutions to manufacturers and other industrial users. In 2008, IDG was merged into Eiger Holdco, LLC, an affiliate of Luther King Capital Management, a SEC-registered investment advisory firm with approximately $6.7 billion in assets under management.

The Company believes that Mr. Fenoglio's extensive experience with manufacturing businesses similar to those of the Company qualify him to serve on the Company's Board. Mr. Fenoglio has broad and varied expertise as an engineer and as a senior executive who has worked closely with chief financial officers for many years. Further, Mr. Fenoglio chairs the Audit Committee, where he demonstrates acumen in finance, treasury and audit matters. Finally, his length of service on the Board offers a valuable perspective and a strong commitment to the Company.

Thomas J. Hansen   **Age 66**

Mr. Hansen has been a Director since 2013. Mr. Hansen joined the Company Board after his retirement from Illinois Tool Works ("ITW"), where his career spanned thirty-two years, during which he served in increasingly responsible strategic management roles with global reach. At the time of his retirement in March, 2012, Mr. Hansen was serving as the Vice Chairman of ITW, where he was responsible for the company's worldwide automotive components and fasteners business, its construction products and fluids and polymers businesses, and its industrial metal and plastics businesses.

In addition, Mr. Hansen currently serves as a member of the board of directors of Terex Corporation, a manufacturer of equipment for the lifting and material handling industries, trading on the NYSE. Mr. Hansen chairs the Audit Committee of Terex. Mr. Hansen also is a board member and the chair of the Audit Committee of Mueller Water Products, Inc., a manufacturer of products used in the transmission and distribution of drinking water. Mueller stock trades on the NYSE. Mr. Hansen also serves on the Nominating and Corporate Governance Committee of Mueller.

The Company believes that the industrial manufacturing insight that Mr. Hansen has gained during his long and distinguished career at ITW is of immense value as the Company continues to execute its long term strategy. Mr. Hansen's broad end-market knowledge and acquisition experience are also helpful to the Board. Mr. Hansen's financial analysis and background are also well utilized in his role as a member of the Company's Audit Committee. Mr. Hansen has been involved in the oversight and preparation of financial statements for over thirty years.

H. Nicholas Muller, III, Ph.D.   **Age 76**

Dr. Muller has been a Director since 1984. He brings to the Board senior executive expertise in organizational development and human capital management. He served from 1996 to 2002 as President and CEO of The Frank Lloyd Wright Foundation, a multi-faceted institution committed to education, scholarship, and research relating to architecture and design.

Dr. Muller has served on the boards of trustees of nearly forty non-profit organizations, and currently remains engaged in non-profit enterprises, serving as an officer and director of numerous civic, historic and health care related entities, including but not limited to Elizabethtown Community Hospital; Essex Community Fund; and Fort Ticonderoga, where he serves as Vice Chair.

Dr. Muller brings to the Company his leadership and organizational skills, which assist the Board in understanding governance and human capital management issues, and in chairing the Board's governance and nominating responsibilities. His thirty year Board membership provides excellent historic reference and perspective, insight on Company dynamics, and knowledge of senior management, all of which are of significant value to the Board and the Company.

Determination of Independence

The Board of Directors operates pursuant to Corporate Governance Guidelines, which are available under the heading "Corporate Governance" on the Company's website at www.standex.com. Under these Guidelines, the Board requires that at least a majority of directors be "independent" as defined by the NYSE listing standards. Pursuant to the NYSE standards, the Board annually undertakes an analysis of "independence" as the criteria apply to each Director and nominee for Director.

The NYSE rules require that, in order to be considered independent, each Director or nominee have no material relationship with the Company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company), nor may any Director or nominee have any prohibited relationships,

such as certain employment relationships with the Company, its independent auditor or another organization in business with the Company.

At its meeting on July 29, 2015, the Board affirmatively determined that the following Directors are independent: Messrs. Cannon, Chorman, Edwards, Fenoglio, Fickenscher, Hansen, Hogan, and Muller.

In assessing Dr. Hogan's independence, the Board considered that Dr. Hogan is the son of Daniel E. Hogan, who was a co-founder of the Company and served in various capacities with the Company (including terms as President and CEO) through 1985. Daniel E. Hogan served as a consultant to the Company from 1985 until his death in 1991. The Board determined that this familial relationship between Director Daniel B. Hogan, who has never been employed by the Company, and Company co-founder Daniel E. Hogan did not create a relationship which in any way compromised the exercise of Dr. Hogan's disinterested and independent judgment as a director. Thus, the Board concluded that Dr. Hogan is independent within the meaning of the NYSE rules.

The remaining Board members, Messrs. Dunbar and Fix, were determined by the Board not to be independent due to their status as a currently employed executive of the Company, in the case of Mr. Dunbar, or a recent retiree, in the case of Mr. Fix.

The Board will continue to monitor all of its members' activities on an ongoing basis to insure the independence of a majority of the Company's directors.

Certain Relationships and Related Transactions

We monitor transactions between the Company and its Directors, executive officers, beneficial owners of more than 5% of our common stock, and their respective immediate family members, where the amount involved exceeds or is expected to exceed $120,000 during the fiscal year. Annual questionnaires inquiring about any potential transactions are completed and submitted to the Chief Legal Officer of the Company. There were no transactions during the past fiscal year with any related person, promoter or control person that are required to be disclosed or reported under the applicable rules of the NYSE and the Securities and Exchange Commission ("SEC").

In addition, our Code of Conduct requires all officers, directors and employees to avoid engaging in any activity that might create a conflict of interest. All individuals are required to report any proposed transaction that might reasonably be perceived as conflicting with the Company's interest to their supervisor and/or the Chief Legal Officer.

STOCK OWNERSHIP IN THE COMPANY

Stock Ownership by Directors, Nominees for Director and Executive Officers

The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of July 31, 2015 of each director, each nominee for election, each executive officer named in the Summary Compensation Table and all directors and executive officers of the Company as a group:

Name	Beneficial Ownership (1)	
	No. of Shares	Percent of Outstanding Common Stock
Charles F. Cannon	31,740 (2)	**
Thomas E. Chorman	10,276	**
Thomas D. DeByle	53,017 (2)	**
Anne De Greef-Safft	5,123	**
David A. Dunbar	43,401 (2)	**
Jeffrey S. Edwards	796	**
William R. Fenoglio	15,704 (2)	**
Gerald H. Fickenscher	13,967	**
Roger L. Fix	4,176	**
Thomas J. Hansen	2,011	**
Daniel B. Hogan, Ph.D.	10,997 (2)	**
H. Nicholas Muller, III, Ph.D.	9,661 (2)	**
Michael A. Pattison	8,508 (2)	**
Deborah A. Rosen	39,821 (2)	**
All Directors and Executive Officers As a Group (14 Persons)	**249,198**	**2.0**

_____

**   Less than 1% of outstanding Common Stock.

(1)   As used herein, "beneficial ownership" means the sole or shared power to vote, and/or the sole or shared investment power with respect to shares of Common Stock. The individuals included in this table have sole voting and investment power with respect to the shares shown as beneficially owned by them, except for 200 shares held by Ms. Rosen's children, 100 shares held by Dr. Muller's grandson and 2,375 shares held jointly by Mr. Pattison and his spouse.

(2)   The numbers listed include estimates of the shares held in the Employees' Stock Ownership Plan ("ESOP") portion of the Standex Retirement Savings Plan at June 30, 2015, which are vested to the accounts of Mr. DeByle and Ms. Rosen. These individuals have voting power over the shares allocated to them in this Plan. The number of ESOP shares included above may differ slightly from the ESOP shares reported on Form 4s and filed with the Securities and Exchange Commission, due to the Company's adoption in April 2002 of unitized accounting for the ESOP, under which each participant is allocated a number of units (comprised of Company shares plus between 0% and 3% of their ESOP investment in cash), rather than a defined number of Company ESOP shares.

The numbers also include the following shares which will be converted from restricted stock units, and also, in the case of Messrs. Dunbar, DeByle and Pattison and Ms. Rosen, performance share units, into shares of common stock within 60 days of July 31, 2015: Messrs. Cannon and Fenoglio (1,258); Dr. Hogan (314); Dr. Muller (251); Mr. DeByle (9,526); Ms. Rosen (7,697); Mr. Dunbar (11,009) and Mr. Pattison (1,094).

_____

Stock Ownership of Certain Beneficial Owners

The table below sets forth each stockholder who, based on public filings, is known to be the beneficial owner of more than 5% of the Common Stock of the Company as of July 31, 2015. All information is presented as of December 31, 2014 and is based upon stock ownership reports filed with the SEC on Schedule 13G. Each holder listed below has sole voting power and sole dispositive power of the shares indicated on the table, unless otherwise noted in the footnote.

Name and Address of Beneficial Owner	Beneficial Ownership (1)	
	Outstanding Common Stock	Percent of No. of Shares
Black Rock, Inc. 40 East 52nd Street New York, NY 10022	1,063,149 (2)	8.6%
The Vanguard Group P. O. Box 2600 V26 Valley Forge, PA 19482-2600	932,735 (3)	7.31%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	811,678 (4)	6.36%
FMR, L.L.C. 245 Summer Street Boston, MA 02210	525,800 (5)	4.12%

_____

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and, unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) This information is based on a Schedule SC13G/A filed on January 12, 2015. The filing indicates sole voting power for 1,063,149 shares; sole dispositive power for 1,093,072 shares; and zero shares with either shared voting or shared dispositive power.

(3) This information is based on a Schedule SC13G/A, filed on February 9, 2015. The filing indicates sole voting power for 16,044 shares; sole dispositive power for 917,991 shares; 14,744 shares with shared dispositive power, and zero shares with shared voting power.

(4) This information is based on a Schedule SC13G/A filed on February 15, 2015. The filing indicates sole voting power for 783,587 shares; sole dispositive power for 811,678 shares; and zero shares with either shared voting or shared dispositive power.

(5) This information is based on a Schedule SC13G/A filed on February 13, 2015. The filing indicates sole power to dispose or to direct the vote for 525,800 shares and zero shares with shared voting, shared dispositive or sole power to direct the vote.

EXECUTIVE COMPENSATION

2015 COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes in detail our executive compensation program. It covers the objectives of the program, its administration by the Compensation Committee of the Board of Directors (the "Committee"), the specific elements of compensation payable to our "named executives," and how the amount of compensation payable to each named executive with respect to each element is determined. This Compensation Discussion and Analysis should be read in conjunction with the actual compensation tables and accompanying narrative disclosures found on pages 29 through 43 of this proxy statement. The "named executives," as determined in accordance with SEC rules, for fiscal 2015 are:

David A. Dunbar	President and Chief Executive Officer
Thomas D. DeByle	Vice President, Chief Financial Officer and Treasurer
Deborah A. Rosen	Vice President, Secretary, and Chief Legal Officer
Anne De Greef-Safft	President, Food Service Equipment Group
	(as of January 26, 2015)
Michael A. Pattison*	Vice President of Human Resources

* On August 3, 2015, the Company announced that Mr. Pattison's employment with the Company would terminate effective September 30, 2015.

Objectives of Executive Compensation Program

Our compensation program for the named executives and other senior-level corporate and business unit executives seeks to provide (1) a total compensation package sufficient to attract and retain executives of a caliber necessary to manage a dynamic company with a diverse set of businesses that serve different markets and are subject to differing challenges, and (2) a strong incentive to those executives to meet specific corporate and business unit financial and strategic performance goals that are determined by the Committee as likely to create and sustain shareholder value.

The program design aligns the interests of our executives with those of our shareholders by linking a substantial portion of each executive's target compensation to the performance of the Company (or in the case of business unit executives, the business units which they head). Linkage between an executive's compensation and shareholder interests is further strengthened by the fact that a significant portion of the executive's performance-based compensation is paid in the form of Company stock. The percentage of an executive's compensation based on the performance of the Company and the portion paid in stock increases as the executive's responsibility and direct ability to affect the performance of the Company increases. For fiscal year 2015, the percentage of each named executive's total target compensation (consisting of base salary, annual incentive bonus and long-term incentive compensation) based upon the meeting of pre-established performance criteria, and the percentage of such compensation paid in Company stock is as follows:

Executive	% of Target Compensation Dependent on Pre-established Performance Criteria	% of Target Compensation To Be Paid In Stock
D. A. Dunbar	57%	61%
T. D. DeByle	46%	54%
D. A. Rosen	42%	37%
A. De Greef-Safft*	35%	18%
M. A. Pattison	42%	40%

* Ms. De Greef-Safft joined the Company after the beginning of the fiscal year in January, 2015. She did not participate in the Company's Long Term Incentive Plan for fiscal 2015, so therefore her percentages consist of base salary and annual incentive bonus only.

Overview of Executive Compensation Program

Our executive compensation program consists of several discrete components, each designed to serve a specific purpose and which together accomplish the overall objectives of the program. Those components are summarized in the chart below. A more detailed description of each component and its purpose is contained elsewhere in this Compensation Discussion and Analysis.

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM				
ANNUAL		LONG TERM		OTHER BENEFITS
Base Salary	Annual Incentive Bonus	Restricted Stock	Performance Share Units	
Fixed cash compensation, payable at regular intervals	Variable cash compensation, based upon meeting pre-established financial and strategic objectives	Vests three years after grant	Convertible into a variable number of shares of stock depending upon success in meeting pre-established financial performance targets over a one-year performance period	Pension and supplemental pension plans (frozen as of 12/31/07)
	70% of target bonus attributable to financial performance targets	Must remain employed at the end of three-year period to receive stock	Shares are payable in three equal annual installments after end of performance period	401(k) and non-qualified savings plans, with Company contributions
	30% of target bonus attributable to individual strategic objectives		Must be employed at the time an installment is to be paid	Executive employment agreements, including provisions for severance upon termination, both before and after a change in control

	Up to 50% of bonus may be used to purchase restricted stock units, convertible into an equivalent number of shares of common stock three years after purchase, with the remainder paid in cash			Limited perquisites

At the Annual Meeting of Shareholders held on October 29, 2014, shareholders cast an advisory vote with respect to the compensation of the Company's named executive officers for fiscal year 2014, as disclosed in the proxy statement for that Annual Meeting. A substantial majority (97.4%) of the votes cast on the advisory proposal were voted in its favor. The Committee strongly believes that the program in place is a sound one, and appropriately aligns the compensation of our executives with the interests of all shareholders. As a result, the Committee did not change the structure of the executive compensation program in fiscal 2015, nor did it make any changes in its philosophy regarding how best to compensate the Company's executives.

Administration of Executive Compensation Program

The Committee is responsible for all aspects of our executive compensation program. The Committee is comprised of three "independent" members of the Board of Directors of the Company, as the term "independent" is defined under the applicable rules of the NYSE. Two of the current members of the Committee have over ten years of service as Committee members giving the Committee a level of experience, expertise and continuity that greatly enhances its ability to design and administer a compensation program that is effective and responsive to the particular requirements of the Company. The Committee's Charter, which can be accessed at www.standex.com, describes the scope of its responsibilities.

The Committee makes all decisions concerning the compensation of the named executives, including the establishment of base salary levels, the percentage of base salary which serves as an executive's "target" annual and long-term incentive compensation, the corporate, business unit and individual performance criteria used each year to determine the amount of an executive's annual and long-term incentive compensation, and the portions of an executive's compensation which shall be paid in cash and Company stock. The process used by the Committee to establish both the target levels of annual and long-term incentive compensation and the performance criteria are described in greater detail in the sections of this Compensation Discussion and Analysis headed "Annual Incentive Bonus" and "Long-Term Incentive Program." The Committee is also responsible for monitoring the ongoing competitiveness of the program, and for making any changes that may be necessary to insure that the program continues to meet its objectives. The Committee has full authority to retain compensation consultants and other experts to assist it in performing its duties.

Use of Independent Compensation Consultants

In exercising its responsibility for insuring that our executive compensation program is effective in meeting its objectives, the Committee is assisted by Meridian Compensation Partners, LLC ("Meridian"), an independent compensation and benefits consulting firm. For fiscal 2015, the Committee was assisted by Pearl Meyer & Partners ("Pearl Meyer"). The services provided by the independent compensation consultants consist of advising on the competitiveness of our program, both overall and with respect to each named executive, determining its effectiveness in meeting the goals established for it, and providing general information regarding trends in executive compensation. Similar assistance is provided with respect to the compensation of directors. In addition, Meridian assists the Committee in determining appropriate stock ownership guidelines for the

directors and executives of the Company. Meridian and Pearl Meyer have not provided any other services to either the Committee or the Company.

At its meetings in July and September, 2015, the Committee evaluated whether any conflicts of interest existed between Meridian and the Company and its executive officers and directors. In conducting its evaluation, the Committee considered, among other things, (1) whether Meridian has provided any services to the Company other than executive compensation consulting; (2) the fees paid to Meridian by the Company as a percentage of Meridian's total revenues; (3) the policies and procedures of Meridian with respect to conflicts of interest between it and its clients; (4) any business or personal relationships between Meridian and any member of the Committee; (5) whether Meridian owns any of the common stock of the Company; and (6) any business or personal relationship between Meridian and any of the executive officers of the Company. In considering the foregoing, the Committee evaluated potential conflicts involving both Meridian as an entity, and those employees of Meridian who provide services to the Company on behalf of Meridian. The Committee also considered information provided to the Company by Meridian with respect to the foregoing matters. The Committee also assessed the independence of Meridian, as required by the NYSE listing rules. The Committee conducted a similar evaluation of Pearl Meyer at its meetings in July and September, 2014. After conducting its evaluations, the Committee determined that no conflicts of interest existed between each of Pearl Meyer and Meridian, including any of their employees, and the Company, including its directors and executive officers, and that Pearl Meyer and Meridian are each independent.

At the end of fiscal 2014, the Committee asked Pearl Meyer to evaluate our executive positions, including those of the named executives, and determine whether the compensation provided to each, both in total and with respect to each element of compensation, was competitive with that provided by comparable manufacturing companies with which the Company competes in attracting and retaining executive talent. To accomplish this, Pearl Meyer used the All Manufacturing, Durable Goods Manufacturing and Cross-Industry categories of the 2013 Mercer Benchmark Database-Executive, (Durable Goods Manufacturing was used as the primary data reference for the analysis), and the 2013 Tower Watson Survey Report on Top Management, both regressed for the size of the Company relative to size of the companies that make up the relevant database, and regressed, where appropriate, for each business unit executive position to reflect appropriate revenue responsibilities (the "Survey Data"). The evaluation consisted of an assessment of the following elements of compensation: (1) base salary; (2) target total cash compensation, (3) annual long-term incentive grants, and (4) target total direct compensation, which includes both total cash compensation plus long-term incentive. As a result of its evaluation, the Committee determined that the long-term incentive targets for certain corporate executives were significantly below median levels for similarly situated executives in comparable manufacturing companies. It therefore increased the long-term incentive targets from 175% to 200% of base compensation for Mr. Dunbar, 100% to 125% for Mr. DeByle, 60% to 75% for Ms. Rosen and 40% to 55% for Mr. Pattison.

In addition to its use of the information provided by its independent compensation consultant, the Committee bases its compensation decisions on an executive's experience, future potential, specific individual accomplishments, internal equity, and such factors as the breadth of an executive's responsibility, including whether he or she has strategic rather than merely operational or functional responsibilities, the complexity of the function or business unit headed by an executive, whether the executive has global responsibilities, and other factors deemed relevant by the Committee. The Committee may establish the base salary and incentive targets of an individual new in his or her position at a lower level and increase it over time by amounts greater than the increases granted to other executives, as the executive achieves expectations and gains experience in the position.

The Committee also seeks the views of Mr. Dunbar and the Vice President of Human Resources with respect to the effectiveness of the executive compensation program, especially with regard to its motivational effects on our executives. Mr. Dunbar also provides input to the Committee on the performance of each of the named executives and certain other executives reporting either to him or to one of the other named executives.

Evaluation of Chief Executive Officer

The Committee is also charged with evaluating the performance of Mr. Dunbar as Chief Executive Officer, and setting his compensation level. In fulfilling this role, the Committee conducts a detailed review of his performance at one of its two meetings held shortly after the end of the fiscal year, and discusses its conclusions with the independent members of the Board of Directors at the Board's October meeting. As a key part of its analysis, the Committee asks Mr. Dunbar to summarize his key achievements against a written set of objectives approved by the Committee, and meets directly with Mr. Dunbar to discuss that summary. In addition, for fiscal year 2015, in order to conduct a more in depth and complete evaluation of Mr. Dunbar's first full year as Chief Executive Officer of the Company, the Committee, with the assistance of the Chairman of the Board, Lead Director, the Corporate Governance/Nominating Committee and MDA Leadership Consulting, the Board of Director's executive evaluation consultant, developed a 360 performance evaluation process. Each member of the Board of Directors, as well as each of Mr. Dunbar's direct reports, participated in the 360 evaluation. Prior to determining Mr. Dunbar's compensation level, the consolidated results were shared with and discussed by the Committee and the entire Board of Directors. The Chairman of the Board of Directors was then directed to review the results of the evaluation with Mr. Dunbar.

Components of Executive Compensation Program

What follows is a more detailed description of each of the components of the executive compensation program, and the compensation paid with respect to each component.

Base Salary

We provide a competitive base salary to each named executive. The percentage of an executive's total compensation which consists of base salary is lower as an executive's responsibility and ability to affect the overall performance of the Company increases. In that regard, the percentage of Mr. Dunbar's total compensation which is represented by base salary is lower than for the other named executives. Base salary represents 26% of Mr. Dunbar's target compensation, while for the other named executives (other than Ms. De Greef-Safft), the percentage ranges from a high of 50% for Mr. Pattison to a low of 36% for Mr. DeByle. Ms. De Greef-Safft joined the Company after the beginning of the fiscal year and did not participate in the Company's Long Term Incentive Plan for fiscal 2015, as such, her base salary represents 65% of her target compensation for fiscal 2015.

The base salaries of the named executives are reviewed periodically against the Survey Data and the factors described above under the section headed "Administration of Executive Compensation Program-Use of Independent Compensation Consultants." In years when such data are not specifically reviewed with respect to each executive, base salaries are generally increased in line with the Company's overall wage increase budget. That budget is established after a review of the rate of increases throughout the broad range of durable goods manufacturing companies which comprise the Survey Data. Effective October 1, 2014, the base salary of each named executive officer, other than Ms. Rosen, was increased by 2.5%. This increase was consistent with our overall wage increase budget for fiscal 2015. Based upon survey data provided by Pearl Meyer at the beginning of fiscal 2015, Ms. Rosen's base salary was increased by 5%. The Committee set Ms. De Greef-Safft's base salary at $375,000, based in part upon survey data provided by Pearl Meyer and in part on the base salary received by Ms. De Greef-Safft in her previous position.

The Committee does not use base salary as a principal method of rewarding executives for their individual performance. The Committee believes that its performance-based incentive compensation program provides executives with the opportunity for substantial rewards for achieving goals that are indicators of successful performance, and relies more on those programs than on base salary adjustments to compensate executives for their individual performance.

Annual Incentive Bonus

Executives may receive annual bonuses based partly upon the financial performance of the Company (or the business unit headed by an executive with primary responsibilities at the divisional rather than the corporate level) during a particular fiscal year and partly upon their success in meeting individual strategic goals established by the Committee at the beginning of the fiscal year. The amount of an executive's annual incentive bonus opportunity and the criteria used to determine whether the opportunity is realized are determined through a detailed performance planning process which the Company refers to as its Balanced Performance Plan ("BPP") process.

BPP Process

The BPP process generally takes place over two meetings of the Committee during the first quarter of the fiscal year, the first being the July meeting, which coincides with the meeting of the Board of Directors at which the Company's preliminary results for the previous year are reviewed and discussed, and its operating budget for the upcoming year is presented. The Committee then conducts an additional review of the proposed BPP for the upcoming year at a second meeting generally held in late August or early September, after the financial results for the prior year and the operating budget for the upcoming year are finalized. This two-step process provides the Committee with an ample opportunity to conduct a deliberative and interactive process that results in the establishment of goals that it is confident correlate to the overall objectives set for the Company by the Board of Directors for the upcoming fiscal year.

At its August/September meeting, the Committee determines the extent to which the financial and strategic goals of the Company for the previous year were met, and establishes the amount of bonus to be paid. The Committee also formally approves the financial and strategic performance goals for the upcoming year under both the annual and long-term incentive components of the executive compensation program.

Determination of Annual Incentive Bonus

The BPP process begins each year by setting a percentage of the executive's base salary as a target bonus amount. In establishing the percentage, the Committee uses the information contained in the Survey Data to assist it in its determinations. For fiscal 2015, the target bonus amount as a percentage of base salary was unchanged for each named executive officer from fiscal 2014 other than Mr. Pattison for whom the percentage was increased from 45% to 50% based on survey data provided by Pearl Meyer (the percentage set for Ms. De Greef-Safft was 55%), and was as follows for each of the named executives:

Executive	Percentage of Base Salary
D. A. Dunbar	85%
T. D. DeByle	55%
D. A. Rosen	50%
A. De Greef-Safft	55%
M. A. Pattison	50%

After establishing a target bonus amount for each executive, the Committee determines what percentage of that amount to allocate to the attainment of the financial performance measures, and what percentage to the strategic goals. The Committee determined that for fiscal 2015, 70% of an executive's target bonus should be tied to the achievement of the financial performance goals, and 30% to meeting the strategic goals. This 70%/30% weighting reflects a change from the years prior to fiscal 2012, when a 60%/40% weighting was in

effect. In evaluating our executive compensation program at the beginning of fiscal 2012, Pearl Meyer advised that attributing as much as 40% of an executive's annual incentive bonus to individual strategic, rather than corporate or divisional financial goals, was inconsistent with a trend among capital goods companies toward linking a greater portion of bonus payouts to the achievement of financial performance targets. This led to a review by the Committee in 2011 of its overall objectives for the annual incentive bonus program, and a determination that the achievement of continuing improvement in the financial performance of the Company was most significant to shareholders, and deserved greater weighting than the achievement of individual strategic goals, many of which would, if accomplished, manifest themselves in improved financial results. Therefore, the change from a 60%/40% to a 70%/30% financial/strategic weighting was put in place, has continued in subsequent years, and after review, the Committee determined that it should remain in place for fiscal 2015. As in other years, if actual financial performance varies from the targeted goals, the executive's bonus will vary up or down from the target amount. In no event will the amount of the bonus attributable to meeting the strategic goals exceed the target amount.

The Committee then establishes the specific financial measures and individual strategic goals used to determine whether and to what extent the target bonus is achieved, the amount of any annual incentive bonus, and the weighting to be given to each of the goals selected. For fiscal 2015, three financial and three or four strategic goals were established, and a portion of the target bonus is attributable to success in meeting each goal. The financial goals for corporate executives (who include all of the named executives other than Ms. De Greef-Safft) were the achievement by the Company of targeted levels of:

- annual net sales;

- diluted earnings per share; and

- operating cash flow, a non-GAAP financial measure which is determined by adding three items from the Company's audited financial statements – 1) income from operations, 2) depreciation and amortization, and 3) change in net working capital (defined as net receivables plus inventories, less accounts payable), that occurred since the end of fiscal 2013, and subtracting capital expenditures from the total of the foregoing three items.

In approving these particular goals, the Committee made a specific determination that they represent financial objectives that correlate to the creation of shareholder value and are appropriate measures against which to judge executive performance.

The strategic goals established by the Committee for fiscal 2015 are different for each of the named executives. The strategic goals established for Mr. Dunbar were to develop vision and long term strategy for Standex with explicit plans to shape portfolio, leadership and management system to achieve double digit growth and a consistent level of earnings before interest and taxes (EBIT); continue execution of our acquisition strategy to effectively position us to be a "preferred buyer" for target acquisitions, make accretive acquisitions that build out our strategic platforms and assure that recent acquisitions hit their targets; and upgrade leadership in the Food Service Equipment Group and streamline its structure and create a high performance culture.

For the three named executives who head corporate staff functions, Messrs. DeByle and Pattison and Ms. Rosen, strategic goals were established by the Committee which were tied to the completion of specific projects in their functional areas that were deemed important to the Company, and initiatives that would improve productivity and significantly lower the cost structures of the departments which they head, resulting in better processes and reduced corporate costs.

In differentiating among the three financial performance goals, the Committee determined that achieving a specified level of earnings per share was the Company's most important financial objective, and allocated 30% of the total target bonus to that performance goal. 15% of the total target bonus was allocated to achieving a specified sales level, and 25% to achieving a specified level of operating cash flow. The weighting reflects the Committee's continuing belief that actual financial performance as demonstrated by earnings per

share and, to only a slightly lesser extent, operating cash flow, are the most important of the Company's performance measures.

The Committee next determines "threshold," "target" and "superior" performance levels for the financial goals for minimum, target and maximum bonus payments. Target financial performance levels are tied directly to the fiscal year budget reviewed and approved by the Board of Directors. The budget is generally based on an expectation of significant year over year improvement in operating results, and thus achieving it correlates to an increase in shareholder value.   Threshold and superior performance targets are then determined by the Committee based upon the target amounts. In establishing the threshold and superior performance levels, the Committee sets the threshold performance level high enough so that achieving it is not guaranteed and sets the superior performance level high enough so that achieving it is difficult and represents an outstanding accomplishment that would be highly likely to significantly enhance shareholder value. The determination of whether these considerations have been met was made after discussions between the Committee and Mr. Dunbar, and after the Board of Directors reviewed in detail the results for the previous year and discussed and adopted the budget for the upcoming year. The competitiveness of these broad parameters is reviewed from time to time with the Company's independent compensation consultant. As part of the review of our executive compensation program which was made at the beginning of fiscal 2012, Pearl Meyer, at the request of the Committee, examined the competitiveness of the parameters used to determine threshold, target and superior performance goals. Pearl Meyer concluded that a 200% cap on the percentage of an executive's target bonus that could be achieved if the superior performance target was met was the most common cap among capital goods companies with revenues similar to those of the Company. Based upon this finding, the Committee has implemented a bonus target for "superior" performance of 200% of the target bonus for the named executives. In setting the maximum at 200% for fiscal 2015, the Committee reinforced its belief that the "superior" performance target for financial performance should be set at a level that is difficult to achieve and set the "superior" financial performance target accordingly.

The Committee has also established guidelines regarding the reservation of the right to adjust the financial targets and/or results for bonus determination purposes during or at the end of a fiscal year, to reflect the impact of special events either not factored into the operating plan budget established at the beginning of a fiscal year (on which the bonus targets are based), or not indicative of operating performance during the year. Under the guidelines in place, adjustments for purposes of calculating annual incentive bonuses can be made to 1) account for the impact of any changes in accounting principles made during the year, 2) account for any financial effects of acquisitions which detract from the overall financial performance of the Company, 3) exclude the financial impact for the entire year of any business which is divested during the year (in such event, the financial targets, including the threshold and superior targets, for the annual incentive program will be adjusted to reflect the absence of the divested business for the entire year), 4) exclude the gains or losses associated with the sale of discrete assets (such as real estate), 5) exclude gains or charges associated with discontinued operations, and 6) exclude gains or losses arising from unanticipated occurrences that are unrelated to the business operations of the Company.

The actual bonus paid to an executive can vary from 0% to 200% of the executive's target bonus. In no event can the portion of an executive's bonus attributable to the meeting of his or her strategic objectives exceed 30% of the target bonus, and the percentage can be less if the Committee determines that the strategic objectives were not fully met. The portion of bonus tied to the financial performance targets can vary from 0%, if the threshold performance target is not met, to 170% of the target bonus, if the superior performance target is met or exceeded. The Committee has reserved the right to reduce bonuses from the amounts determined under the formula, if it determines that particular circumstances warrant doing so.

For fiscal 2015, the threshold, target and superior performance goals set out in the corporate BPP were as set forth below:

Goal	Weighting	Threshold	Target	Superior
Achieve $766.4 million in Sales	15%	$739.5 M	$766.4 M	$789.4 M
Achieve $4.61/share Diluted Earnings from Continuing Operations	30%	$4.10	$4.61	$4.84
Achieve Operating Cash Flow of $63.5 million from Continuing Operations	25%	$56.4 M	$63.5 M	$69.0 M

The BPP process for divisional executives mirrors that for corporate executives, except that almost all of the financial and strategic goals established for them are tied directly to the objectives of the divisions which they head. For fiscal 2015, the three financial goals set for the Food Service Equipment Group, which applies to the bonus for Ms. De Greef-Safft, were the achievement of specified threshold, target and superior performance levels of:

- annual sales of $400.2, $421.2 and $438.1 million, respectively (at a weighting of 10%);

- earnings before interest and taxes, or EBIT of $47.5, $52.8 and $57.9 million, respectively (at a weighting of 30%); and

- operating cash flow of $42, $47.3 and $52.5 million, respectively (at a weighting of 20%).

In addition, one corporate level goal, diluted earnings per share for the Company at a weighting of 10%, applies to the bonus for Ms. De Greef-Safft.

The strategic goals for the Group were to develop growth strategies and a pipeline to position the Group for profitable growth while leveraging market mapping to drive end market prioritization, growth levers and laneways to pursue; develop a new organizational structure in order to staff leadership positions for sustainable and profitable growth; and complete the Cheyenne consolidation, and turnaround the Group's Master-Bilt and UK business.

Results for 2015

With respect to the three financial performance metrics used to determine the amount of annual incentives bonuses in fiscal 2015, sales increased by 7.8% from sales in fiscal 2014, largely due to growth in volume of the Company's businesses and the acquisitions of Ultrafryer Systems, Inc. and Enginetics Corporation. Earnings per share from continuing operations also increased in fiscal 2015, while operating cash flow decreased. The Company's actual earnings per share for fiscal 2015 were higher than the $4.29 used for annual incentive calculation purposes, as an insurance recovery that positively affected earnings in fiscal 2015 was not included in the results used to calculate bonuses. Sales, operating cash flow results and earnings per share were all below the target levels established by the Committee at the beginning of the fiscal year, but above the threshold performance target. Based upon these results, each corporate executive would be entitled to a bonus based upon financial performance of 50.2% of his or her target bonus for the financial goals.

Performance of the Food Service Equipment Group, on which Ms. De Greef-Safft's annual incentive bonus is based, was below the target level in all three categories and EBIT and operating cash flow were below the "threshold" target goal. Sales for the Group were $409 million, EBIT reached $37 million, and operating cash flow was $29 million. As a result, Ms. De Greef-Safft is entitled to a bonus based upon financial performance of 7% of her target bonus for the financial goals.

With respect to each executive's strategic goals for the year, the Committee met with Mr. Dunbar to evaluate the performance of each executive in meeting those goals. In determining the extent to which each strategic goal was met, the Committee examined the difficulty of reaching the goal, the work performed to achieve it, and any factors that arose during the year that made achievement of the goal more or less difficult. Following its evaluation, the Committee determined that Mr. Dunbar had presented a clear vision for the Company comprised of three to four strategic platforms and to achieve such vision, successfully created a "Value Creation System," a set of operating tools to (a) set targets and track performance (b) identify growth opportunities, (c) drive continuous improvement and (d) develop talent. In addition, he continued the execution of the Company's acquisition strategy, assured recent acquisitions hit their targets, upgraded leadership in the food service equipment group and streamlined the food service structure to create a high performance culture, achieving 97% of his strategic goals. The Committee, with input from Mr. Dunbar, conducted the same analysis with respect to each of the other named executives, and determined that each achieved between 68% and 93% of his or her individual strategic goals, meaning that each executive is entitled to a bonus based upon performance in meeting strategic goals of between 20% and 28% of his or her target bonus.

Combining the scores of the financial and strategic goals, each corporate executive would be entitled to a bonus of 70.2% to 78.2% of his or her target bonus, based upon the formula established by the Committee. Mr. Dunbar's bonus would be 79.2% of his target bonus. Under these same formulas, Ms. De Greef-Safft would be entitled to a bonus equal to 27.6% of her target bonus; however, pursuant to her employment agreement, Ms. De Greef-Safft's bonus for fiscal 2015 was equal to her target bonus, prorated for the portion of the year during which she was employed.

Deferral of Annual Incentive Bonus

The Company provides an incentive for its executives to use up to 50% of their annual bonuses to purchase restricted stock units pursuant to the Management Stock Purchase Program ("MSPP"), a component of the 2008 Long Term Incentive Plan. Those restricted stock units vest three years after they are purchased, and shares equal to the number of restricted stock units are delivered to the executives. Restricted stock units purchased under the MSPP are valued at the time of purchase at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year or the date on which the units are purchased (which is generally on or shortly prior to the 75th day after the last day of the fiscal year). While the annual bonus is designed primarily to motivate an executive to meet annual performance goals established under the BPP process, the restricted stock unit purchase option adds an additional long-term motivational component to the bonus. The specific provisions of the MSPP are set forth under "Estimated Possible Payouts – Equity Incentive Plan" beginning on page 33 of this proxy statement. For fiscal 2015, the named executives elected to use the following percentages of their annual incentive bonuses to purchase shares under the MSPP:

Mr. Dunbar	40%
Mr. DeByle	50%
Ms. Rosen	20%
Ms. De Greef-Safft	50%
Mr. Pattison	50%

The directors of the Company are also permitted to use all or a portion of the annual cash retainer earned by them to purchase restricted stock units under the MSPP.

Long Term Incentive Program

Executives are provided with incentives to remain in the employ of the Company and to improve its longer-term stock and financial performance through the granting of annual equity-based awards. In establishing the total value of an executive's award, the Committee uses the information contained in the Survey Data to assist it in its determination. For fiscal 2015, the target long-term incentive awards as a percentage of base salary were as follows for each of the named executives:

Name	Target Award as a % of Base Salary
David A. Dunbar	200%
Thomas D. DeByle	125%
Deborah A. Rosen	75%
Anne De Greef-Safft *	0%
Michael A. Pattison	55%

  *   Ms. De Greef-Safft joined the Company more than half way through the fiscal year and did not participate in the Company's long term incentive program for fiscal 2015.

The total value of the award for each named executive for fiscal 2015 is described under "Estimated Possible Payouts-Equity Incentive Plan" on page 33 of this proxy statement.

The long-term incentive component of the program provides equity, rather than cash awards, because of the Committee's belief that a significant portion of an executive's total compensation should align directly with the longer-term interests of the shareholders of the Company. Awards, generally approved at the August/September meeting of the Committee, are considered granted as of the close of business on the date of approval. The chart below summarizes the two components of the long-term incentive program.

2008 LONG TERM INCENTIVE PLAN

Component	Design	Purpose
Restricted Stock	Vests after three years, provided that the executive remains employed at time of vesting	Retention of executive, and alignment with shareholder interests
Performance Share Units	Convertible into shares of stock, depending upon performance of the Company over a one-year period against two pre-established financial metrics. For 2015, the metrics were EBITDA and average return on operating assets. Shares earned are paid in three equal installments, provided the executive remains employed at the time an installment is to be paid.	Motivates executives to meet financial performance criteria that the Committee has determined impact the longer-term performance of the Company and aligns executives' interests with those of shareholders, through satisfaction of the awards in shares of stock

For fiscal 2015, 67% of the total long-term incentive award for Mr. Dunbar was made in performance share units, and 60% of the award made to the other named executives was made in performance share units. This reflects the Committee's determination that the portion of an executive's compensation which is directly tied to the meeting of performance goals should be higher for those executives in the strongest position to impact actual performance. The remainder of the awards were paid in shares of time-based restricted stock. The grant date fair value of both the restricted stock and performance share units is determined by multiplying the closing stock price of the Company on the award date by the number of shares awarded.

The following provides a fuller description of each of the two types of awards, and the Committee's purpose in granting them.

Restricted Stock

The time-based restricted stock awarded to an executive will vest after three years have elapsed from the grant date, provided that the executive continues to be employed by the Company at the end of the three-year period (unless termination of employment is due to death, disability or retirement, in which case vesting will take place upon the occurrence of such event). The primary purpose of the grant of restricted stock is to motivate the executive to remain employed in his or her position over the longer term. In addition, providing a stock, rather than cash-based, award more closely aligns the interests of the Company's executives with those of its shareholders. Dividends on the restricted stock accrue over the three-year vesting period and are paid in cash immediately upon full vesting.

Performance Share Units

The Committee has structured the performance share unit component of the long term incentive program to motivate senior management of the Company to meet specific financial targets measured over a one-year period. The targets selected are those which the Committee determines are likely to impact positively the longer-term financial performance of the Company and support the creation of shareholder value. Given that the Company serves customers in over 12 end user markets in over 30 countries, which makes long-term forecasting extremely difficult, the Committee has selected a one-year rather than a multi-year measurement period in order to establish financial goals for the performance share units consistent with the relevant market conditions and business issues that the Company faces in the near term and that at the same time will have a direct impact on the Company's long-term financial performance.

Performance share unit awards are granted on an annual basis, following the establishment by the Committee of specific financial targets used in determining if and how many shares will actually be earned by its executives. The number of shares earned under any grant is determined at the end of a one-year measurement period by evaluating the performance of the Company against the financial targets set by the Committee. Shares earned are then issued in three equal annual increments, with the first occurring at the time of Committee certification of the number of shares earned following the end of the one-year measurement period, and the second and third occurring on the first and second anniversaries of the last day of the performance period. Executives will receive a particular installment only if they continue to be employed by the Company on the applicable anniversary date of the date on which the shares were earned, except that in the event of retirement, death, or disability, a pro rata portion of the installment will be made. Thus, in addition to motivating executives to achieve specified financial goals that contribute to longer-term success, the performance share units also serve a retention purpose.

The performance metrics selected by the Committee were chosen after examination of which measures allowed for under the 2008 Long Term Incentive Plan correlated most closely with the creation of shareholder value and were consistent with the execution of the Company's long term strategy. The 2008 Long Term Incentive Plan allows for the use of one or more of the following or related measures: sales; reported earnings; earnings per share; earnings from continuing operations; earnings either before or after specific items set forth in the Company's income statement, such as interest, taxes and/or depreciation; cash flow; return on equity, capital and/or operating assets and/or investment; gross or net profit margin; and working capital.

For fiscal year 2015, the Committee established two performance goals:

(1) EBITDA (earnings before interest, taxes, depreciation and amortization), which is a non-GAAP financial measure determined by adding three items from the Company's audited financial statements – 1) income from continuing operations before income taxes, 2) interest expense, and 3) depreciation and amortization; and

(2) Average Return on Operating Assets (determined by averaging return on operating assets at the beginning and end of the fiscal year).

The Committee selected EBITDA because of its direct correlation to profitability and cash flow, which are critical to the Company's ability to complete acquisitions, invest in its core businesses, continue to return cash to shareholders in the form of dividends and improve overall liquidity. The Committee selected average

return on operating assets as a second performance measure, because it provides a means of determining whether the Company has invested the earnings of the business so as to best optimize the Company's return on assets. The Committee also gave EBITDA twice the weighting of average return on operating assets, due to the importance of liquidity to the Company's longer-term success.

The number of performance share units granted to an executive will be converted to stock of the Company at the end of the performance period on a one-for-one basis, if the performance targets are met. If actual performance is higher or lower than the target, the conversion rate will range from zero if threshold performance is not met to 50% of the target award if threshold performance is met, to double the target, if the superior performance level is achieved. In no event will any shares of stock be delivered if the targets do not reach the threshold level set by the Committee, nor will a greater number of shares than the maximum be delivered if the "superior" performance target is exceeded.

For the fiscal 2015 performance period, the threshold, target and superior performance goals for each of the two performance were as set out below.

Goal	Weighting	Threshold	Target	Superior
EBITDA	66 2/3%	$85.6 M	$100.7 M	$108.0 M
Average Return on Operating Assets	33 1/3%	28.7%	33.8%	37.2%

Results for 2015

EBITDA for fiscal 2015 for purposes of determining performance share unit payouts was $95.5 million. This result was between the threshold and the target performance level. The Company's Average Return on Operating Assets (ROA) in fiscal 2015 was 40.1%, above the superior performance target of 37.2%. Actual reported results for both EBITDA and ROA were higher, but consistent with its authority to adjust results for incentive compensation purpose by excluding the gains and losses associated with anticipated events that do not reflect the operating performance of the Company (see the discussion of the discretion to make adjustments that the Committee has reserved on page 19 of this proxy statement), the Committee has excluded the gain from the receipt of insurance proceeds relating to the replacement of a fixed asset, from the calculations of EBITDA and Average Return on Operating Assets for the purpose of determining the number of shares of stock granted pursuant to the award of performance share units.

Based on these results, shares equal to 115.24% of the "target" performance share units awarded to each executive will be delivered. Delivery will be made in three equal annual installments, with the first made on the date on which the Committee "certifies" the results under the plan (which it did on September 1, 2015), and the remaining two installments made as of the next two fiscal year ends, provided that the executive remains employed by the Company on those two dates.

Perquisites and Other Benefits

We provide a limited number of perquisites to certain named executives, including Mr. Dunbar, designed to be competitive and assist in the attraction and retention of highly qualified executives and also to facilitate the performance of the executive's responsibilities. The perquisites consist of a car allowance, and reimbursement of the cost of automobile operating expenses, including the cost of gasoline, auto insurance, and repairs. Mr. Dunbar is reimbursed for tax return preparation and counseling. We own no aircraft, nor do our executives fly on private aircraft for business purposes. We do not provide any country club or other club memberships to our executives, nor do we provide executive physical examinations. No gross ups are provided for any attributed income relating to perquisites received by the executives.

Executives participate in the same employee benefit plans and arrangements as do nearly all salaried employees. Such plans and arrangements include a defined benefit pension plan (which has been frozen since December 31, 2007 and in which Ms. Rosen is the only named executive who has a benefit), a 401(k) plan with a Company match of up to 4% of an employee's base salary up to the IRS compensation limit and additional Company contributions equal to a percentage of an employee's base salary, with the exact percentage based in part on the employee's age (these additional contributions are designed to make employees at least partially whole for the inability to accrue additional benefits under the frozen defined benefit pension plan). In addition, we provide medical, dental, life insurance and long-term disability arrangements that are similar to those provided by similarly-situated companies, and which provide for cost sharing between employees and the Company.

We have a supplemental defined benefit pension plan to provide unfunded, non-qualified pension benefits to executives whose compensation exceeds the maximum permitted by the IRS to be taken into account under a tax-qualified deferred benefit pension plan ($265,000 in 2015). That plan was also frozen effective December 31, 2007, and Ms. Rosen is the only named executive with a benefit under it. Because of their compensation levels, most employees will not qualify for benefits under this plan. The total pension to be received from both the tax-qualified and non-qualified defined benefit plans is determined under a formula that is the same for all plan participants, including all of the named executives.

As part of the freezing of accruals under the defined benefit pension plan, we established, as of January 1, 2008, a non-qualified deferred compensation plan designed to meet two goals. First, it will allow participants whose compensation exceeds the IRS limits permitted to be taken into account under a tax-qualified 401(k) plan ($265,000 in 2015) to make tax-deferred contributions and receive Company matching contributions as if the non-discrimination limitations which apply to tax-qualified 401(k) plans did not exist. The percentage of an employee's compensation which will be matched under the non-qualified deferred compensation plan is the same as the percentage of compensation which will be matched under the tax-qualified 401(k) plan. In addition, employees eligible to participate in the non-qualified deferred compensation plan because their base salary and annual incentive compensation exceeds the IRS limit described previously ($265,000 in 2015) may defer additional amounts of their base salaries and annual incentive bonuses under the plan. In no event, however, can the total amount deferred in any one year exceed 50% of base salary and 100% of the annual bonus paid under the plan. The purpose of these changes is to allow individuals to partially make up from the Company's defined contribution plan the loss of future accruals under the frozen defined benefit plans.

Employment Agreements

We have entered into employment agreements with each of the named executives. Under those agreements, the executives shall be employed for a period of approximately three years (January 20, 2014 through December 31, 2016) in the case of Mr. Dunbar, and one year in the case of the other named executives. The length of the agreements is based upon the Committee's assessment of appropriate terms to attract and retain qualified executive talent, and of what is appropriate to maintain internal equity among executives. The agreement for Mr. Dunbar renews automatically for additional three-year periods, except that either party may give 30 days' notice of its desire to terminate the agreement. The agreements for the other named executives have one-year terms, and will renew automatically for successive one-year periods, except that either party may give 30 days' notice of its desire to terminate the agreement. In the event of involuntary termination for a reason other than death or material breach of the agreement, Mr. Dunbar will receive base salary continuation for two years, and the other named executives will receive base salary continuation for one year. Ms. De Greef-Safft's agreement provided for the granting of restricted stock in an amount valued at $375,000, based upon the Company's closing stock price on January 26, 2015, which award vests in three equal installments on January 26, 2016, January 26, 2017 and January 26, 2018, provided that she is employed on the vesting date; and the guaranteeing of an annual incentive bonus for fiscal 2015 in an amount at least equal to her target bonus, pro-rated for the period for fiscal year in which she was employed. A detailed description of additional terms of the agreements can be found under "Certain Post-Termination Payments and Employment Agreements" on page 40 of this proxy statement.

Each agreement contains a non-compete provision which precludes the executive from competing against the Company for two years, in the case of Mr. Dunbar, and one year, in the case of the other named executives, after the agreement is terminated, regardless of the reason for the termination. The agreements also contain a "non-poaching" provision, which restricts the ability of an executive who takes a position outside the Company to hire employees of the Company. Such provisions are considered by the Committee to be a benefit to the Company, because they insure that those who know the most about the Company, its businesses, its employees, and the markets that the Company serves cannot use that knowledge to adversely impact the Company after their employment ends.

In the event of a change in control of the Company, the agreements further provide for the payment of severance and other benefits in the event the executive's employment is terminated, or the executive resigns for certain specified good reasons, including a significant diminishing of his or her job duties or reporting relationship, or a diminution in base salary or incentive compensation opportunity, in either case following a change in control. Upon such a termination or resignation, severance for Messrs. Dunbar and DeByle will be based upon three additional years of salary and bonus, while the amount for Mr. Pattison and Ms. De Greef-Safft and Ms. Rosen will be based upon one additional year. The amount of bonus used to calculate the lump sum payment is the higher of the executive's "target" bonus for the year in which the change in control occurs or the most recent annual bonus paid to him or her. The amounts reflect the determination of the Committee at the time the agreements were entered into of what was appropriate to insure that executives involved in negotiating and completing any change in control transaction will act in the best interest of shareholders, without regard to the personal dislocation that they would likely face as a result of the transaction. These amounts are paid only upon termination or resignation for specified good reasons following a change in control and not upon the change in control itself. Such a "double trigger" provision, requiring both a change in control and a subsequent termination or resignation for the executive to be entitled to the amounts paid under the agreement, has been determined to be appropriate by the Committee. The Committee sees no reason for the change in control event itself to trigger any right to additional compensation or benefits, if the executive's employment status is not significantly impacted by the change in control. There is no gross-up provided with respect to any amounts paid under the agreements.

Tax and Accounting Aspects of Compensation

The tax deductibility by a corporation of compensation in excess of $1 million paid to the named executives is limited by Section 162(m) of the Internal Revenue Code. "Performance-based" compensation, as defined in the Code, may be excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals set out in writing within 90 days after the beginning of the plan year to which the goals apply, and if the compensation is paid under a plan approved by Stockholders. The Company's 2008 Long Term Incentive Plan was approved by stockholders at the Company's 2008 Annual Meeting of Stockholders and an amendment to this plan was approved by stockholders at the Company's 2011 Annual Meeting of Stockholders.

The Company does not have a specific policy regarding compliance with Section 162(m), and the Committee may choose to forego the deductions on occasion if it determines such action to be in the best business interest of the Company. Notwithstanding the absence of a specific policy, the Committee's intent in fiscal 2015 was to structure the executive compensation program so that all compensation would be deductible, except to the extent that the combined total of base compensation, the value of perquisites and the grant date value of restricted stock issued under the 2008 Long-Term Incentive Plan exceeds $1 million.

Clawback Provision

The 2008 Long Term Incentive Plan, as adopted by the Board of Directors and approved by stockholders, contains a provision which authorizes the Board of Directors to recover excess annual and long-term incentive compensation paid under the Plan to the Chief Executive Officer, Chief Financial Officer, or any other executive, in the event that the Company's financial results for any reporting period require restatement downward due to misconduct, as determined by the Board of Directors, on the part of any such executives.

Stock Ownership Guidelines and Insider Trading and Anti-Hedging Policies

The Committee has adopted stock ownership guidelines for the named executives, out of a belief that those individuals should have at least a minimum level of stock ownership to align their interests with those of the Company's stockholders. Under the guidelines, Mr. Dunbar is required to own stock equal to at least three times his base salary, and the other named executives are required to own stock equal to at least 1.5 times their base salaries. The guidelines require each executive to attain the applicable stock ownership within three years of his or her initial election or appointment. Stock owned outright and unvested restricted stock are considered owned by the executive. To determine whether the guidelines are met, shares owned will have a deemed value determined annually by the Committee. The per share stock price to be used to determine compliance for fiscal year 2016 is $70. No shares acquired through grants of restricted stock, restricted stock units, or stock acquired through performance share units may be sold or otherwise disposed of unless the guidelines continue to be met after the sale, or until the executive reaches 60 years of age, except to pay taxes arising in connection with the receipt of the stock. The Committee monitors compliance with the stock ownership requirements on an ongoing basis and the named executives are presently in compliance with the requirements.

The Company has a policy on trading in the Company's securities by officers, directors and key employees, which prohibits transactions while in possession of "material inside information," or transactions which could violate Section 16 of the Securities Exchange Act of 1934. The policy contains an absolute prohibition on 1) short sales of our stock (a "short sale" is a sale of stock that is not then owned by the seller), 2) transactions in puts, calls or other derivative securities, and 3) hedging or monetization transactions, such as zero-cost collars and forward sale contracts. The foregoing types of transactions are prohibited under the policy because they can lead those engaging in them to profit from changes in the stock price that may not align with the best interests of all shareholders. Because of the Committee's belief that executives and key employees of the Company should have the same motivations as shareholders with respect to the value of the Company's stock, we believe it is in the best interest of our shareholders if our executives and key employee are prohibited from engaging in such transactions. In addition, the policy prohibits the pledging of Company securities without first providing at least two weeks' advance notice of the proposed pledge, with an explanation of the purpose of the pledge, and obtaining advance approval for the proposed pledge transaction. No named executive officers or directors have entered into agreements pledging any shares of Company common stock for any purpose since the updating of the policy.

Risk Considerations in Compensation Programs

In July 2015, the Committee conducted its annual review of the Company's compensation policies and practices to assess whether they contain incentives that can lead to excessive or inappropriate risk taking by employees. The Committee was assisted in its review by counsel for the Company, and materials providing guidance on the issue were provided to the Committee members in advance of the review. Following that review, the Committee has concluded that the Company's compensation programs, when considered both separately and taken as whole, are not reasonably likely to have a material adverse effect on the Company. The principal factors that led to this conclusion are as follows:

- The annual incentive compensation achievable by an executive is capped at 200% of the executive's target bonus, thus reducing any incentive to generate an inordinately high level of performance in any one year at the expense of future performance.

- Executives may use up to fifty (50%) percent of their annual incentive compensation to acquire restricted stock units, which vest and become payable in stock three years after the date the annual incentive compensation is paid.

- Long-term incentive compensation is paid entirely in shares of stock. Restricted stock granted under the plan requires that an employee remain employed for three years before the stock vests. Shares paid pursuant to the award of performance share units are paid in three annual installments, and are paid only if the executive continues to be employed by the Company at the time an installment of shares is to be delivered.

- The long-term incentive plan is based solely on total corporate, rather than business unit performance, which motivates business unit heads to focus on total corporate performance, and not just the performance of their own business units. In addition, the performance measures used to determine the amount of any long-term incentive payment differ from those used to determine the amount of any annual incentive bonus, thus reducing the ability of an executive to engage in conduct designed to inflate his or her incentive compensation payout.

- The Board of Directors is empowered to "claw back" the portion of any annual or long-term incentive compensation paid to any executive, which is attributable to financial results that must be restated, or to other fraud or misconduct on the part of the executive.

- The absence of any guaranteed bonuses or large equity grants that are not specifically tied to corporate performance.

- Executives are subject to stock ownership requirements, which require that they maintain ownership of a specified amount of Company stock during the course of their employment.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE
Charles H. Cannon, Jr., Chairman
Jeffrey S. Edwards
H. Nicholas Muller, III

COMPENSATION TABLES AND NARRATIVE DISCUSSION

The following pages include information pertaining to executive compensation for the fiscal year ending June 30, 2015. Whenever used in this section of this Proxy Statement, "FY" shall mean "fiscal year."

2015 SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the Company's chief executive officer, former chief executive officer, chief financial officer, and three other individuals who served as the most highly compensated executive officers of the Company (the "named executive officers") during the fiscal years ending June 30, 2015, June 30, 2014 and June 30, 2013.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compen-sation ($) (3)	Change In Pension Value and Non-Qualified Deferred Compen-sation Earnings ($) (4)	All Other Compen-sation ($) (5)	Total ($)
David A. Dunbar	2015	726,248	0	1,860,398	296,881	3,318	85,246	2,972,091
President/CEO	2014	320,833	636,354(6)	2,648,042	121,560	0	283,641	4,010,430
Thomas D. DeByle	2015	370,725	0	611,744	79,188	10,911	47,216	1,119,784
Vice President/CFO/	2014	361,675	0	609,316	173,426	30,196	54,853	1,229,466
Treasurer	2013	350,813	0	394,589	133,403	0	59,495	892,760
Deborah A. Rosen	2015	335,250	0	302,617	106,133	138,865	91,099	973,964
Vice President/CLO	2014	321,125	0	193,860	283,197	217,923	74,707	1,090,812
	2013	313,275	0	220,409	113,472	(37,517)	78,756	688,395
Anne De Greef-Safft(7)	2015	163,460	44,952(8)	438,826	0	0	14,216	661,454
Michael A. Pattison	2015	251,449	0	228,908	44,402	1,287	25,183	551,229
Vice President/	2014	243,849	0	234,172	97,344	956	18,784	595,105
Human Resources	2013	214,664	47,000(9)	281,196	0	0	11,553	554,413

_____

Footnotes to Summary Compensation Table

(1) Since the payment of each executive's annual non-equity incentive bonus is dependent on meeting or exceeding certain targets and performance criteria, all annual non-equity cash incentive payments are reported under the column headed "Non-Equity Incentive Plan Compensation."

(2) This column represents the aggregate grant date fair value of three separate awards: (a) restricted stock units ("RSUs") purchased with the portion of the executive's annual incentive bonus which the executive elects to use to purchase RSUs under the terms of the Management Stock Purchase Program ("MSPP"); (b) shares of time-based restricted stock, and (c) performance share units ("PSUs"). In addition, a time based restricted stock award granted to Ms. De Greef-Safft as of the date on which she commenced employment with the Company is included in this column. The award has a fair value of $375,031.

With respect to (a) above, the MSPP permits prior to the beginning of the fiscal year in which the annual incentive bonus is earned (or prior to the commencement of her employment, in the case of Ms. De Greef-Safft), executives elect to use up to 50% of their annual incentive bonuses to purchase RSUs. For FY 2015, Mr. Dunbar elected to use 40% of his bonus to purchase RSUs, Messrs. DeByle and Pattison and Ms. De Greef-Safft elected to use 50% and Ms. Rosen elected 20%. Prior to fiscal 2014, executives were required to use at least 20% of their bonuses to

purchase shares of restricted stock pursuant to the MSPP. Under the MSPP, RSUs will be purchased at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year in which the bonus was earned or the date on which the cash portion of the annual incentive bonus is paid, which is generally on or shortly prior to the 75th day after the end of the fiscal year. The amounts in this column which are attributable to purchases under the MSPP are computed in accordance with FASB ASC Topic 718, and assume a probable outcome at the "target" performance level with respect to the satisfaction of financial performance measures, and at the maximum fulfillment of the executive's strategic objectives. If the "superior" financial performance target had been reached, and if each executive had fulfilled all of his or her strategic objectives, the amounts set forth in the table attributable to MSPP purchases would have been as follows:

FY 2015, Mr. Dunbar - $780,670; Mr. DeByle - $291,082; Ms. Rosen - $96,308; Ms. De Greef-Safft - $127,590; and Mr. Pattison - $179,486.

FY 2014, Mr. Dunbar - $396,084; Mr. DeByle - $290,686 ; Ms. Rosen - $0 ; and Mr. Pattison - $159,844;

FY 2013, Mr. DeByle - $291,486; Ms. Rosen - $94,112; and Mr. Pattison - $140,332;

Mr. Dunbar was not employed by the Company in FY 2013. Ms. De Greef-Safft was not employed by the Company in FY 2014 or FY 2013.

With respect to the awards of time-based restricted stock noted in (b) above, the column includes the grant date fair value of such awards for FY 2015, FY 2014 and FY 2013, respectively. Grant date fair value is calculated by multiplying the number of shares of stock awarded times the closing price of the Company's stock on the date awarded, in accordance with FASB ASC Topic 718. The dollar amounts in this column specifically attributable to grants of time-based restricted stock are set forth in the Grants of Plan-Based Awards table on page 32 of this proxy statement.

With respect to the awards of PSUs noted in (c) above, the column includes the grant date fair value of such awards for FY 2015, FY 2014 and FY 2013, respectively. Grant date fair value is calculated by multiplying the number of PSUs awarded times the closing price of the Company stock on the date of the award, in accordance with FASB ASC Topic 718. In determining the grant date fair value of the PSUs, a probable outcome at the "target" performance level is assumed. PSU payouts can range from zero to a maximum of 200% of target performance. For FY 2015, payouts equal to 115.24% of target performance were earned. For FY 2014, payouts equal to 132.97% of target performance were earned. In FY 2013, payouts equal to 68.74% of target performance were earned. The maximum PSU payouts for each of the past three fiscal years, determined as of the date on which the PSUs were granted, assuming achievement of the "superior" performance target, are as follows:

FY 2015 Mr. Dunbar - $ 1,969,800; Mr. DeByle - $ 559,500; Ms. Rosen - $ 305,370; Ms. De Greef-Safft - $0; and Mr. Pattison - $166,980;

FY 2014 Mr. Dunbar - $1,641,500; Mr. DeByle - $436,680; Ms. Rosen - $232,632; and Mr. Pattison - $ 118,464; and

FY 2013 Mr. DeByle - $298,615; Ms. Rosen - $208,005; and Mr. Pattison - $70,543;

Mr. Dunbar was not employed by the Company in FY 2013. Ms. De Greef-Safft was not employed by the Company in FY 2014 or 2013. The superior performance target was not achieved in any of the past three years. The dollar amounts in this column specifically attributable to grants of PSUs are set forth in the Grants of Plan-Based Awards table on page 32 of this proxy statement.

Assumptions used in the calculation of the above amounts are disclosed in the Stock Based Compensation and Purchase Plans Note to the Company's audited financial statements for fiscal year end June 30, 2015, included in the Company's Annual Report on Form 10-K, filed with the SEC on August 27, 2015, except that the fair value of RSUs purchased under the MSPP for FY 2015 is based upon the following assumptions: risk-free interest rates, 0.88%; expected volatility of underlying stock, 32.0%; expected quarterly dividends per share, $0.10; and annual rate of quarterly dividends, 0.54%.

(3) The amount shown in this column represents the portion of each executive's annual incentive bonus which was paid in cash. The amount of the executive's target annual incentive bonus which is used to purchase RSUs under the MSPP is disclosed in the Stock Awards column.

(4) The amount shown is the aggregate change in the actuarial present value of each named executive's accumulated benefit under the Company's defined benefit plans (including supplemental plans) from July 1, 2014 to June 30, 2015

(see Pension Benefits on page 38 of this proxy statement for a complete discussion of the Company's defined benefit plans). Messrs. Dunbar, DeByle, and Pattison and Ms. De Greef-Safft, do not participate in the pension plan, as they began employment with the Company subsequent to the December 31, 2007 freezing of the pension plan.

(5)   Included in this column are (i) accrued dividends that were paid during the fiscal year on previously awarded restricted stock (including RSUs acquired through the MSPP) that vested during the fiscal year. Such dividends accrued during the three-year vesting period and were not factored into the grant date fair value reported in the Stock Awards column of the table. The dividend totals for each named executive are as follows: Mr. Dunbar, $3,011; Mr. DeByle, $9,078; Ms. Rosen, $4,161; Ms. De Greef-Safft, $0; and Mr. Pattison, $383. Further shown are (ii) the contribution made by the Company to each named executive's 401(k) and non-qualified defined contribution plan accounts, which was $61,322 for Mr. Dunbar; $16,209 for Mr. DeByle; $67,554 for Ms. Rosen; $10,667 for Ms. De Greef-Safft; and $22,197 for Mr. Pattison. Also shown is (iii) the dollar value of life insurance premiums paid by the Company during the year for the benefit of each named executive, which was $5,658 for Mr. Dunbar; $7,428 for Mr. DeByle; $10,483 for Ms. Rosen; $1,236 for Ms. De Greef-Safft; and $2,003 for Mr. Pattison. Also included are (iv) perquisites provided to each named executive. The only perquisites that exceeded $10,000 were automobile allowances of $15,105 for Mr. Dunbar and of $14,351 for Mr. DeByle. No other perquisites exceeding $10,000 were provided to any named executive. In addition, Ms. De Greef-Safft was reimbursed for relocation costs, including $411 for tax gross-up. None of the perquisites provided to any named executive exceed the greater of $25,000 or 10% of the aggregate value of all perquisites received by a named executive.

(6)   Based upon the terms pursuant to which he became employed by the Company, Mr. Dunbar received a gross cash payment of $500,000 at the time of commencement of his employment. In addition, he is entitled to a minimum bonus at the performance target level set for him by the Compensation Committee, pro-rated for the portion of the year during which he was employed. The amount of $136,354, which represents 50% of his target bonus, is included in the Bonus column because Mr. Dunbar elected to use 50% of this amount to purchase RSUs pursuant to the terms of the MSPP. That portion is reported in the Stock Awards column. In addition, any bonus payments over and above the target amount are reported in the Stock Awards and Non-Equity Incentive Plan Compensation columns, as appropriate.

(7)   Ms. De Greef-Safft became employed by the Company on January 26, 2015.

(8)   Based upon terms pursuant to which she became employed by the Company, Ms. De Greef-Safft is entitled to a minimum bonus at the performance target level set forth in her agreement, prorated for the portion of the year during which she was employed. The amount of $44,952, which represents 50% of her target bonus, is included in the Bonus Column because Ms. De Greef-Safft elected to use 50% of this amount to purchase RSUs pursuant to the terms of the MSPP. That portion is reported in the Stock Awards column.

(9)   Based upon the terms pursuant to which he became employed by the Company, Mr. Pattison was entitled to a minimum bonus of $94,000 for fiscal 2013, regardless of the performance of the Company for the fiscal year. Mr. Pattison elected to use 50% of this amount to purchase RSUs pursuant to the terms of the MSPP. That portion is reported in the Stock Awards column.

2015 GRANTS OF PLAN-BASED AWARDS

The following table shows information concerning grants of plan-based awards made during fiscal 2015 to the named executives, all of which are made pursuant to the Company's shareholder-approved 2008 Long Term Incentive Plan. A more detailed description of the awards is set forth in the narrative disclosure which follows the table and the footnotes to the table.

Name	Grant Date	Date of Compensation Committee Action (1)	Possible Payouts Under Non-Equity Incentive Plan Awards (in dollars) (2)			Estimated Possible Payouts Under Equity Incentive Plan Awards (in shares except where dollars are shown) (3)			All Other Stock Awards # of Shares	Fair Value Of Stock Awards (4)
			Minimum	Target	Superior	Threshold	Target	Superior		
David A.	9/2/14		$0	$374,850	$749,700	$0	$249,900	$499,800		
Dunbar	9/2/14					6,582	13,164	26,328		$984,930
	9/2/14								6,484	$485,133
Thomas D.	9/2/14		$0	$102,575	$205,150	$ 0	$102,575	$205,150		
DeByle	9/2/14					1,869	3,738	7,476		$279,677
	9/2/14								2,493	$186,526
Deborah A.	9/2/14		$0	$135,720	$271,440	$ 0	$33,930	$67,860		
Rosen	9/2/14					1,021	2,041	4,082		$152,708
	9/2/14								1,360	$101,755
Anne De	1/26/15								5,090	$375,031
Greef-Safft	9/2/14		$0	$0	$44,952	$44,952	$44,952	$89,903		
Michael A.	9/2/14		$0	$63,250	$126,500	$0	$63,250	$126,500		
Pattison	9/2/14					558	1,116	2,232		$83,499
	9/2/14								744	$55,666

_____

Footnotes to 2015 Grants of Plan-Based Awards Table

(1)   The date of the Compensation Committee action was the same as the date of grant for all plan-based awards, except that for Ms. De Greef-Safft's January 26, 2015 grant. Pursuant to her employment agreement, Ms. De Greef-Safft was granted a time-based restricted stock award as of the date on which she commenced employment with the Company.

(2)   The amounts set forth below with respect to this award represent the percentage of the executive's annual incentive bonus which he or she has elected to receive in cash. With respect to Ms. De Greef-Safft, the cash portion of her annual incentive bonus for fiscal 2015 was established in accordance with the terms pursuant to which she became employed by the Company, and was therefore reported in the Bonus column of the Summary Compensation Table on page 29 of this proxy statement, rather than as Non-Equity Incentive Plan Compensation. As a result, only the excess of any cash bonus over $44,952 would be treated as a non-equity incentive plan award.

(3)   The dollar amounts set forth below represent the percentage of the annual incentive bonus, if any, which he or she has elected to receive in RSUs under the MSPP, except that for Ms. De Greef-Safft, the Threshold and Target amounts reflect the minimum amount that she would receive in accordance with the terms under which she became employed by the Company. The share amounts represent the shares of common stock which could be earned pursuant to PSUs awarded to the executive.

(4)   The amounts set forth in this column represent the grant date fair value determined in accordance with FASB ASC Topic 718. In determining the fair value of possible future payouts under the equity incentive plan awards, it was assumed that the "target" performance was achieved.

Possible Payouts Under Non-Equity Incentive Plan Awards

The amounts set forth under this heading are the amounts of annual incentive bonus that would be paid out in cash to each of the named executives for fiscal 2015 if the minimum, target and superior financial performance targets established in the Balanced Performance Plan (BPP) applicable to each named executive were met, and the executive fulfilled all of his or her strategic objectives. A more detailed description of those targets is contained under the section of the Compensation Discussion and Analysis headed "Annual Incentive Bonus" on page 16 of this proxy statement. The target bonus payout (including both the portion paid in cash and the portion paid in RSUs under the MSPP--see the discussion below under "Estimated Possible Payouts – Equity Incentive Plan") for Mr. Dunbar represents 85% of base salary, while the target bonus payout for Mr. DeByle and Ms. De Greef-Safft is 55% of base salary. For Ms. Rosen and Mr. Pattison, the target bonus is 50% of base salary. No bonus attributable to the financial performance goals will be paid unless a threshold performance target established by the Compensation Committee for a particular goal is met. If that occurs, 50% of the target bonus amount attributable to that goal (which is the percentage of the target bonus equal to the weighting given to that goal--see the discussion under "Annual Incentive Bonus" on page 16 of this proxy statement) will be paid. A bonus could be paid based upon success in meeting one or more of the strategic objectives, notwithstanding that none of the threshold financial performance targets are achieved.

Estimated Possible Payouts-Equity Incentive Plan

The amounts set forth under this heading show three separate non-equity incentive awards. First, the dollar amount of an executive's annual incentive bonus that will be used to purchase restricted stock units ("RSUs") under the Management Stock Purchase Program ("MSPP") component of the annual incentive bonus plan, depending upon the extent to which the financial performance criteria established by the Committee are met, is disclosed. The three amounts set forth are based on the assumption that (i) minimum performance criteria are not met, (ii) "target" performance is reached, and (iii) the "superior" performance target is achieved. The RSUs purchased with the applicable dollar amounts will be bought at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year for which the bonus is earned or the date on which the shares are purchased, which is generally on or shortly prior to the 75th day after the last day of such fiscal year. Delivery to the executives of shares converted from the RSUs on a one for one basis will occur three years after the date of purchase, unless the executive dies, becomes disabled or retires prior to the end of the three-year period, in which case the RSUs will immediately vest and be paid in shares of stock. Dividends on the RSUs, which are payable at the same rate as for all issued and outstanding stock of the Company, will accrue and be paid to the executives upon vesting.

Second, the amount set forth under this heading shows the number of shares of Company stock that will be delivered to the named executives if the Company's performance goals established under the performance share unit (PSU) component of the 2008 Long Term Incentive Plan reach specified threshold, target and superior performance levels at the end of the performance period which began on July 1, 2014 and ends on June 30, 2015. The levels are disclosed in the subsection of the Compensation Discussion and Analysis headed "Performance Share Units" under the section headed "2008 Long Term Incentive Plan" on page 22 of this proxy statement. No shares will be delivered unless the threshold performance level is reached. Similarly, in no event will a greater number of shares than the number shown for attaining the superior performance level be delivered, even if actual performance exceeds that level. Shares earned under the awards will be paid in three equal annual installments, with the first installment paid as of the date when the Compensation Committee certifies the extent to which the performance goals were met for the performance period, and the remaining two installments paid as of the next two anniversary dates of the end of the performance period. Executives who are not employed by the Company at the time when shares are earned (or the anniversary date thereafter, where applicable) shall forfeit their right to those shares.

The number of shares to be delivered pursuant to the PSU awards if target performance is met, plus the number of shares of time-based restricted stock awarded to the named executives (see the "All Other Stock Awards" subsection below) on the same date (awards of both were made on the day they are approved by the Compensation Committee), have a grant date fair value, based upon the closing stock price on the date the

awards were made of 200% of base salary for Mr. Dunbar, 125% for Mr. DeByle, 75% for Ms. Rosen, and 55% for Mr. Pattison.

All Other Stock Awards

The amounts set forth under this heading disclose shares of time-based restricted stock awarded to the named executives under the long-term incentive program. These shares will vest three years from the date of the award. During the three-year period, executives shall have voting rights and shall accrue dividends on the shares, which shall be paid in cash at the end of the three-year period. Executives will forfeit the right to receive the shares if their employment terminates prior to the end of the three-year period, unless termination is the result of death, disability or retirement, in which case all restricted stock awarded to the executive will immediately vest as of the date of such occurrence. The grant date fair value of these shares is the closing price of the Company's stock on the date when they are granted times the number of shares granted.

In addition, an award of time-based restricted stock was made to Ms. De Greef-Safft as of January 26, 2015, the date on which her employment with the Company commenced. This award, which was valued at $375,000, will be paid in three equal installments on January 26, 2016, January 26, 2017 and January 26, 2018, provided that Ms. De Greef-Safft remains employed as of such date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information with respect to outstanding equity awards at June 30, 2015 to the named executive officers. The Company has not awarded stock options since fiscal year 2003, and there are no outstanding option awards to report.

	Stock Awards			
Name	Number of Shares or Units of Stock that have Not Vested (#)(1)	Market Value of Shares or Units that have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other rights that have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other rights that have Not Vested ($) (4)
David A. Dunbar	44,270	$3,100,476	8,337	$166,594
Thomas D. DeByle	22,932	$1,589,836	3,422	$68,380
Deborah A. Rosen	9,413	$608,037	1,131	$22,241
Anne De Greef-Safft	5,090	$406,844	1,499	$29,954
Michael A. Pattison	7,475	$510,684	2,101	$41,983

_____

(1)   The following table sets forth the vesting dates for the unvested shares awarded to each named executive:

	David A. Dunbar	Thomas D. DeByle	Deborah A. Rosen	Anne De Greef-Safft	Michael A. Pattison
8/02/15 (a)	0	0	0	0	1,200
8/27/15 (b)	0	2,252	1,569	0	532
9/13/15 (c)	0	5,535	1,829	0	0
10/01/15 (d)	10,021	0	0	0	0
1/26/16 (e)	0	0	0	1,697	0
6/30/16 (f)	6,677	1,777	946	0	483
6/30/16 (g)	5,057	1,436	784	0	429
8/29/16 (h)	6,614	2,672	1,423	0	725
9/06/16 (i)	0	2,221	717	0	1,188
1/26/17(e)	0	0	0	1,697	0
6/30/17(g)	5,057	1,436	785	0	429
9/02/17(j)	6,484	2,493	1,360	0	744
9/09/17(k)	4,360	3,110	0	0	1,745
1/26/18(e)	0	0	0	1,696	0
TOTAL	44,270	22,932	9,413	5,090	7,475

(a)   These are shares of restricted stock granted to Mr. Pattison at the time of his commencement of employment on August 2, 2012.

(b)   These are shares of restricted stock granted to the executives on August 27, 2012.

(c)   These amounts represent RSUs that were purchased by executives with the portion of their annual incentive bonuses for fiscal year 2012 which they elected to use to purchase RSUs under the MSPP. The RSUs were purchased on September 13, 2012, when the cash portion of the fiscal 2012 bonus was paid.

(d)   These are shares of restricted stock granted to Mr. Dunbar at the time of his commencement of employment on January 20, 2014. Payment of 50% of the award will be made on this date if certain financial performance criteria are met.

(e)   These are shares of restricted stock granted to Ms. De Greef-Safft at the time of her commencement of employment on January 26, 2015.

(f)   These shares were earned pursuant to a PSU award made on August 29, 2013 (as of January 20, 2014, in the case of Mr. Dunbar). The PSUs are converted into shares of common stock, the number of which depends upon the extent to which financial performance for the fiscal year ended June 30, 2014 met targets set by the Compensation Committee on August 29, 2013. The shares earned as of the end of the performance period vest in three installments, the first on the last day of the performance period, and the second two on the first and second anniversary dates thereafter.

(g)   These shares were earned pursuant to a PSU award made on September 2, 2014. The PSUs are converted into shares of common stock, the number of which depends upon the extent to which financial performance for the fiscal year ended June 30, 2015 met targets set by the Compensation Committee on September 2, 2014. The shares earned as of the end of the performance period vest in three installments, the first on the last day of the performance period, and the second two on the first and second anniversary dates thereafter.

(h)   These are shares of restricted stock granted to the executives on August 29, 2013 (as of January 20, 2014 in the case of Mr. Dunbar).

(i)   These amounts represent RSUs that were purchased by executives with the portion of their annual incentive bonuses for fiscal year 2013 which they elected to use to purchase RSUs under the MSPP. The RSUs were purchased on September 6, 2013, when the cash portion of the fiscal 2013 bonus was paid.

(j)   These are shares of restricted stock granted to the executives on September 2, 2014.

(k)   These amounts represent RSUs that were purchased by executives with the portion of their annual incentive bonuses for fiscal year 2014 which they elected to use to purchase RSUs under the MSPP. The RSUs were purchased on September 9, 2014, when the cash portion of the fiscal 2014 bonus was paid.

(2)   The value shown in this column is calculated by multiplying each named executive's aggregate shares as shown in the immediately preceding column by the closing price of the Company's stock on June 30, 2015 ($79.93), reduced by the amount paid pursuant to the MSPP for RSUs purchased using a portion of the executive's annual incentive bonuses for fiscal years 2012, 2013, and 2014. (See footnotes (c), (i) and (k) to the table set forth above under footnote (1)).

(3)   In accordance with SEC regulations, the number shown in this column represents the number of RSUs that would be earned by each executive under the MSPP for FY 2015 if the "superior" financial performance target under the annual incentive bonus plan was met, and if the executive fulfilled all of his or her strategic objectives. The number of shares is determined using 75% of the closing price of the Company's stock on the last day of fiscal 2015 ($79.93). The annual incentive bonus actually earned by each executive is determined after the end of the fiscal year, when the Compensation Committee determines the extent to which the financial performance targets were met and the extent to which each executive met his or her strategic objectives. Once the annual incentive bonus is determined, RSUs are purchased with the percentage of such bonus that each executive elected prior to the beginning of the fiscal year to use to purchase stock under the MSPP. The shares are purchased at a 25% discount from the lower of the closing stock price on the last day of the fiscal year or the date on which the shares are purchased (which is generally on or shortly prior to the 75th day following the last day of the fiscal year). The actual number of shares purchased will be reflected in the table for the next fiscal year.

(4)   The value shown in this column is calculated by multiplying each executive's aggregate shares as shown in the immediately preceding column by the closing price of the Company's stock on June 30, 2015 ($79.93), reduced by the amount paid pursuant to the MSPP for RSUs purchased using a portion of the executive's annual incentive bonus for fiscal year 2015.

The following table contains information regarding each named executive officer's participation in the company's Deferred Compensation Plan (the "Plan"). A description of the Plan and its material features follows the table.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions In FY 2015 ($) (1)	Registrant Contributions In FY 2015 ($) (2)	Aggregate Earnings In FY 2015 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At 6/30/15 ($)
David A. Dunbar	13,898	48,349	3,318	0	104,150
Thomas D. DeByle	10,201	4,530	10,911	0	195,070
Deborah A. Rosen	25,825	54,624	22,083	0	423,668
Anne De Greef-Safft	0	0	0	0	0
Michael A. Pattison	3,847	9,152	1,287	0	28,252

_____

(1)   The amount shown in this column is included in the amount shown in the Summary Compensation Table in the column captioned "Salary."

(2)   The amount shown in this column is included in footnote (5)(ii) to the Summary Compensation Table and is included in the column of that table captioned "All Other Compensation."

STANDEX DEFERRED COMPENSATION PLAN

Effective January 1, 2008, the Retirement Plans Committee of our Board of Directors formally adopted the Standex Deferred Compensation Plan (the "Plan"). The Plan was adopted in conjunction with the freezing on December 31, 2007 of the Standex Retirement Plan, a tax-qualified defined benefit pension plan, and the Standex Supplemental Retirement Plan, a non-qualified defined benefit pension plan which is designed to provide pension benefits based on compensation in excess of the compensation limit, such that a participant will be entitled to a total pension calculated in accordance with the formulas contained in the Standex Retirement Plan, without regard to the compensation limit.

The Plan, a "top hat" plan under the regulations of the U.S. Department of Labor, is an unfunded plan maintained for the purpose of permitting a "select group of management or highly compensated employees," as defined in the Employee Retirement Income Security Act of 1974, to defer up to 50 percent of their base salaries and 100 percent of their annual bonuses, except that no portion of their compensation up to the compensation limit under Section 401(a)(17) (the "compensation limit") of the Internal Revenue Code (the "Code") may be deferred under the Plan. That compensation limit for 2015 is $265,000. For each Plan Year (January 1 – December 31), the Company shall make a matching contribution on behalf of each participant who defers compensation equal to:

- 100% of the amount the participant elects to defer that does not exceed 3% of the participant's compensation (total salary plus annual incentive paid during the Plan Year) ("Compensation"); plus

- 50% of the participant's deferrals that exceed 3% but do not exceed 5% of the participant's Compensation.

The Company also makes two types of employer contributions to the participant's account, also in accordance with the formulas contained in the Standex Retirement Savings Plan, without regard to the compensation limit: a 1% contribution on all earnings in excess of the compensation limit, and an age-based contribution. The age-based contribution is limited to those who worked at a location offering the Standex Retirement Plan, who were at least age 40 and actively employed on December 31, 2007. This age-based contribution will be contributed entirely to the Standex Deferred Compensation Plan for a select group of employees due to statutory limitations imposed by nondiscrimination testing requirements.

Age as of 12/31/2014	Contribution as a % of Compensation
Under 40 years	0%
40 - 44	1%
45 – 49	3%
50 – 54	6%
55 and older	7%

Each year by December 31st, participants can elect to defer salary that would otherwise be paid during the next calendar year and to defer any annual incentive payment. All deferral elections are irrevocable.

Participants shall obtain a return on amounts deferred which equals the investment performance of specific investments selected by participants from an array of investment options offered under the Plan. The options are substantially similar to those offered under the Company's Retirement Savings Plan, a 401(k) plan offered to a broad range of salaried employees. All of the named executives are eligible to participate in the Plan. Participants are 100% vested in all amounts deferred and in all amounts credited to the participant's account attributable to Company contributions.

The amounts deferred will not be set aside in separate accounts for each of the participants in the Plan, but the total amounts deferred by all participants will be deposited into a grantor trust established under subpart E, part 1, subchapter J, chapter 1, subtitle A of the Code. The assets of the grantor trust will be subject to the claims of the Company's general creditors in the event of the insolvency of the Company, but would not otherwise be available to the Company.

Distribution of all amounts deferred, including investment gains and losses and Company matching contributions, will be made in accordance with the distribution elections made by participants prior to the actual deferral of any compensation. A participant may elect the timing and form for the payment of benefits, provided that account balances of $10,000 or less will be distributed in a lump sum. Generally, a participant will receive disbursements of deferred amounts upon termination of service, or at a scheduled in-service withdrawal date chosen by the participant. Upon termination of service, distributions of a participant's account may be made in annual, quarterly or monthly installments over a specified number of years or in a single lump sum. The Plan is intended to comply with Section 409A of the Code. Under Section 409A, the payment date of deferred compensation will be delayed for six months for any named executive. Participants are permitted to withdraw amounts deferred for unforeseen emergencies and, if this occurs, the participant's deferral election for the remainder of the Plan year will be cancelled. Distributions of the remaining vested balance of each participant's account shall automatically be paid as a lump sum payment upon the occurrence of a change in control.

STOCK VESTED DURING THE FISCAL YEAR

The following table sets forth certain information with respect to shares of restricted stock, restricted stock units purchased through the Management Stock Purchase Program ("MSPP"), and stock earned pursuant to the award of performance share units which vested during the fiscal year ended June 30, 2015, with respect to the named executives.

Name	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($) (1)
David A. Dunbar	15,974	1,176,233
Thomas D. DeByle	15,037	1,110,677
Deborah A. Rosen	8,099	595,255
Anne De Greef-Safft	0	0
Michael A. Pattison	1,864	130,526

_____

(1) The value realized represents the fair market value of the Company's shares on the vesting date.

PENSION BENEFITS

Ms. Rosen is a participant in the Standex Retirement Plan and the Standex Supplemental Retirement Plan. Messrs. Dunbar, DeByle and Pattison and Ms. De Greef-Safft first became employed by the Company after January 1, 2008, the date on which the two plans were frozen as to future benefit accruals and new participants.

The Standex Retirement Plan is a tax-qualified defined benefit pension plan which covers the majority of our salaried employees who first became employed by the Company prior to January 1, 2008. The plan provides a retirement benefit that is determined under a benefit formula. For all of the named executives, the formula is 1.35% times years of service times average compensation. Average compensation is equal to a participant's average monthly compensation during the three consecutive calendar years prior to calendar year

2008 during which the participant's compensation is the highest. For this purpose, compensation includes base salary and annual bonus, and compensation in any year is limited by the compensation limit under Section 401(a)(17) of the Internal Revenue Code (the "Code") ($265,000 for 2015). The normal retirement benefit is payable at age 65 in the form of a single life annuity. Other forms of payment which may be elected, all of which are actuarially equivalent to the normal retirement benefit, are qualified 50%, 66 2/3% and 100% joint and survivor annuities and a ten-year certain and continuous annuity. Participants who have at least ten years of service may commence receipt of the pension benefit as early as age 55, in which case their benefit will be reduced by 3% for each year their benefit begins before age 65. Payments from the Retirement Plan are made from a separate trust, the assets of which may be used only to provide pension benefits to plan participants.

The Standex Supplemental Retirement Plan is a non-qualified plan, which restores the pension benefits which would otherwise have been payable under the Retirement Plan, but for the compensation limits imposed under the Internal Revenue Code. The benefit formula is the same as that in the Retirement Plan. Benefits under the Supplemental Retirement Plan will be payable as a temporary life annuity for not longer than 10 years or as a temporary joint and 100% survivor annuity for not longer than 10 years. In addition, the pension benefit will commence beginning as of the later of age 55 or six months after termination of employment. The pension benefit payable from the Supplemental Retirement Plan is made from the general assets of the Company.

The present value of each participant's accumulated benefits, which is shown in the Pension Benefits Table below, has been calculated using the same assumptions as are used in determining the SFAS 87 pension disclosure, except for an assumption that the pension benefit commences at age 65. Specifically, the assumption is that 15% of the benefit is payable as a single life annuity and that 85% of the benefit is payable as a joint and 50% survivor annuity, with a female spouse who is three years younger than a male participant if the spouse was male, and a male spouse who is three years older than a female participant. Also, the present value is determined using a 4.7% discount rate and the RP-2014 Healthy Mortality table, with separate rates for males and females projected generationally using an adjusted form of Scale MP-2014, over a 15-year convergence period from 2007 to 2022 with an ultimate improvement rate of .75% (up to age 85), and with no pre-retirement mortality.

Both the Retirement Plan and the Supplemental Retirement Plan were frozen as of December 31, 2007, such that no additional pension benefits will be accrued for service after that date, and no employees who first became employed by the Company after that date will become participants in the Plan. As of January 1, 2008, the Standex Retirement Savings Plan was enhanced. A description of the enhancement is set forth under "Standex Deferred Compensation Plan" beginning on page 37 of this proxy statement.

PENSION BENEFITS TABLE

Name	Plan Name	# Years of Benefit Service	Present Value of Accumulated Benefits	Payment During Fiscal 2015
Deborah A. Rosen	Retirement Plan	23	$725,977	$0
	Supplemental Retirement Plan	23	$651,748	$0

Messrs. Dunbar, DeByle and Pattison and Ms. De Greef-Safft became employed by the Company after December 31, 2007, when accruals under the above plans were frozen, and as a result, they are not accruing benefits under those plans.

Certain Post-Termination Payments and Employment Agreements

We have entered into employment agreements with our named executive officers. The agreement for Mr. Dunbar provides for continuing employment in his present capacity, or a substantially equivalent position, through December 31, 2016, unless he dies, becomes disabled, or materially breaches the agreement. Mr. Dunbar's agreement shall automatically renew for additional three-year periods unless notice of an intent not to renew is given by either party at least thirty days prior to the end of the initial or any renewal term. The agreements for the other named executives are one year in duration, except for Ms. De Greef-Safft's initial term of approximately five months, and will renew automatically for successive one-year terms, except that either party may give thirty days' notice of its desire to terminate the agreement. The agreements provide for continuation of certain compensation and benefits upon the occurrence of certain specified events during the periods when the agreements are in effect. Those occurrences, and the compensation and benefits which shall be paid following such events, are described in the paragraphs below. In addition, the terms of the stock awards made to the executives provide for accelerated vesting of the awards upon termination for certain specified reasons. Those situations are also described below.

Acceleration of Stock Awards

In the event of the death, long-term disability or retirement of the executive (retirement means termination of employment after reaching age 55 with ten or more years of service, or reaching age 65, regardless of the number of years of service), under the terms of the awards made to the executive, the unvested restricted stock awarded, consisting of time-based restricted stock awarded under the long-term incentive program, and restricted stock units purchased under the MSPP with a portion of the executive's annual incentive bonus, will immediately vest. The number of unvested shares that would become vested if the executive's employment terminated due to death, disability or retirement, and the value of such shares as of June 30, 2015, is as follows:

	Number of Unvested Shares	Value on June 30, 2015
David A. Dunbar	27,479	$2,196,396
Thomas D. DeByle	18,283	$1,461,360
Deborah A. Rosen	6,898	$551,357
Michael A. Pattison	5,090	$406,844
Anne De Greef-Safft	6,134	$490,291

An executive who is granted performance share units and who dies, retires or becomes disabled during the performance period for which any shares are earned will be entitled to a pro rata portion of the first installment of shares the executive would have earned pursuant to the grant, had he or she continued to be employed through the entire performance period, equal to the percentage of the performance period during which he or she was employed. As an example, an executive who died, became disabled or retired on December 31 would be entitled to 50% of whatever number of shares would have been delivered as a first installment of the number of shares earned as of the end of the performance period. The shares will be delivered to the executive (or to his or her estate in the event of death) at the same time as such shares would have been delivered had he or she remained employed through the entire performance period. In such a case, the executive shall not be entitled to the second and third installments, which otherwise would have been delivered on the next two anniversary dates after delivery of the first installment.

In the event of death, retirement or disability during either of the two fiscal years following the performance period for which any shares are earned pursuant to a grant of performance share units, the executive shall be entitled to a pro rata portion of the installment of shares which is scheduled to vest at the end

of that year, based on the portion of the year in which the executive remained employed. Delivery of the shares shall be made at the same time as such shares would have been delivered had the executive been employed at the end of the year. Installments that would vest at the end of the following fiscal year are forfeited. Executives shall not be entitled to a pro rata portion of an installment upon voluntary or involuntary termination for a reason other than death, disability or retirement, except following a change in control of the Company.

Employment Agreements – Death, Voluntary Termination or Material Breach

In the event of the executive's death, voluntary termination of employment, or involuntary termination due to a "material breach" of the agreement, which means 1) an act of dishonesty which is intended to enrich the executive at the Company's expense, or 2) the willful, deliberate and continuous failure of the executive to perform his or her duties after being properly demanded to do so, the executive shall not be entitled under the employment agreement to any salary or benefits continuation beyond the date of termination. The same applies to termination of the executive's employment due to a disability which the Company determines renders him or her unable to perform the services required under the agreement, except that termination for such reason will not be effective until the disability has continued for a period of at least six months.

Employment Agreements – Involuntary Termination

In the event of the involuntary termination of an executive's employment, for a reason other than death, disability, a material breach or following a change in control, the agreements provide that the executive shall continue to receive his or her then current base pay for a period of one year (except that payment shall be made for two years, in the case of Mr. Dunbar, with the amount which equals twice the compensation limit set forth in section 401(a)(17) of the Code ($265,000 for 2015) payable over a two-year period, and the remainder payable in a lump sum immediately upon termination). In addition, medical and dental insurance coverage shall be continued for Mr. Dunbar for up to one year. At the base salaries of the named executives as of June 30, 2015, and the cost of continuing medical and dental coverage to Mr. Dunbar for one year at current costs, the amounts payable to each executive in such circumstances would be as follows:

	Severance Pay	Medical and Dental Coverage
David A. Dunbar	$1,470,000	$ 19,017
Thomas D. DeByle	$373,000	$0
Deborah A. Rosen	$339,300	$0
Anne De Greef-Safft	$375,000	$0
Michael A. Pattison	$253,000	$0

Employment Agreements – Change in Control

The employment agreements also provide for the making of certain payments to the named executives in the event of the involuntary termination of the executive's employment after a change in control of the Company (which is defined to mean a transaction reportable under Item 6(e) of Schedule 14A of Regulation 14A of the Securities Exchange Act of 1934), or the executive's resignation following a change in control for specified good reasons, including adverse changes in the executive's general area of responsibility or reporting relationship, title or place of employment, or diminution of the executive's base salary, incentive compensation opportunity or benefits. The compensation and benefits to which Mr. Dunbar is entitled following such an event are as follows: (a) immediate lump sum payment equal to three times the sum of (i) current base salary, and (ii) the higher of target annual incentive bonus as of the date immediately prior to the change in control or the annual incentive bonus most recently paid (including the portion used to purchase restricted stock units under the MSPP); (b) immediate 100% vesting in all unvested equity benefits, including all time-based restricted stock (which includes any increase in the value of restricted stock units purchased under the MSPP with a portion of an executive's annual bonus over the price paid for such units) and performance share units; and

(c) continuation at the employer's expense of all life insurance and medical plan benefits for three years, as if he was still an employee during the three-year period. In the event that the payment to which Mr. Dunbar is entitled upon such an event triggers an excise tax payable under sections 280G and 4999 of the Code, the amount of the payment will be reduced to the maximum amount that can be paid without triggering the excise tax payment requirement.

The compensation and benefits payable to Mr. Pattison and Mmes. Rosen and De Greef-Safft under their agreements shall be the same, except that the lump sum severance payment shall be based on one year's salary and bonus and medical benefits and life insurance shall be continued for one year. Ms. Rosen's agreement also provides for the crediting of one additional year of benefit service for purposes of calculating the amount of pension under the Company's defined benefit pension plan, with the assumption that the executive's compensation for pension plan calculation purposes is the amount used to determine the lump sum described above. Mr. DeByle's agreement is the same as those of Mr. Pattison and Mmes. Rosen and De Greef-Safft, except that it provides for a lump sum severance payment equal to three years' base salary plus three times the most recent annual bonus paid to him, and he will receive no additional pension credit, because he is not a participant in the Company's defined benefit pension plans. No right to an excise tax gross-up is provided in any executive's agreement.

An executive who is eligible to retire and commence receipt of a pension under the Company's defined benefit pension plans as soon as his or her employment terminates (or six months thereafter, if such payments are determined to be subject to Section 409A of the Code) would be able to receive both severance and pension payments. As of June 30, 2015, only Ms. Rosen was eligible to retire.

If termination were to have occurred on June 30, 2015, upon a change in control occurring on the same date, here is the value of what each of the named executives would have received:

	Severance	Acceleration Of Unvested Stock Awards (1)	Benefits (2)	Pension Enhancement (3)
David A. Dunbar	$4,079,250	$4,117,318	$68,089	$0
Thomas D. DeByle	$2,159,553	$1,713,597	$22,696	$0
Deborah A. Rosen	$622,497	$846,953	$22,696	$263,791
Anne De Greef Safft	$464,903	$406,844	$16,056	$0
Michael A. Pattison	$447,688	$540,423	$26,347	$0

_____

(1) This amount represents the value received upon acceleration of the vesting of all unvested restricted stock, restricted stock units, and unvested shares earned pursuant to previously-granted performance share units under the Company's 2008 Long Term Incentive Plan. The amounts do not include the price paid for restricted stock units purchased pursuant to the MSPP with a portion of the executive's annual incentive bonuses, because the executive would be entitled to the price paid for those shares as of June 30, 2015 without a change in control event.

(2) The amounts represent the compensation cost to the Company of providing continued medical and life insurance benefits to the named executives for three years after June 30, 2015, based on 2015 premium costs and assuming medical cost levels over the three-year period (one year in the case of Messrs. DeByle and Pattison and Mmes. Rosen and De Greef-Safft), using the medical inflation methodology which the Company has used in valuing the cost of its retiree medical benefit obligations under FAS 106. The Company does not provide retiree medical benefits to its salaried retirees.

(3) The dollar amount shown in this column reflects two numbers. The first is the additional amount that an executive would receive from the Supplemental Retirement Plan over and above the executive's accumulated benefits under that plan (which is disclosed in the Pension Benefits table under "Pension Benefits" on page 39 of this proxy statement). The additional amount is due to the fact that following a change in control, an executive's accumulated benefits under the Supplemental Retirement Plan are payable in a lump sum, using different assumptions than those

used to calculate payment in an annuity form. The lump sum amount payable is equal to the present value as of July 1, 2015 of the single life annuity the executive could receive beginning as of his or her earliest retirement age. The executive's earliest retirement age is (a) July 1, 2015 if the executive had attained age 55 and completed at least ten years of eligibility service as of June 30, 2015, (b) the first day of the month coincident with our next following the attainment of age 55 if the executive had not attained age 55 as of June 30, 2015, but had completed at least ten years of eligibility service as of June 30, 2015, or (c) the later of July 1, 2015 or the first day of the month coincident with or next following the attainment of age 65 if the executive had not completed at least ten years of service as of June 30, 2015. Present value is determined based on the assumptions under the Retirement Plan. For lump-sum payments on July 1, 2015, those assumptions are the May, 2015 Pension Protection Act segment rates of 1.38%, 3.88% and 4.98% and the Pension Protection Act 2015 Optional Combined, Unisex mortality table. The value of the additional amounts payable to each executive under this calculation are: Mr. Dunbar, $0; Mr. DeByle, $0; Ms. Rosen, $122,993; Ms. De Greef-Safft, $0; and Mr. Pattison, $0.

The second component of the dollar amount shown here is the amount of the lump sum payable due to the attribution under the employment agreement of one year of additional service to Ms. Rosen at the level of annualized compensation used to determine the amount of severance. That lump-sum payment is equal to (1) the present value as of July 1, 2015 of the single life annuity that would be payable under the Retirement Plan and the Supplemental Retirement Plan beginning as of the executive's earliest retirement age based on actual and imputed compensation and service as of June 30, 2015, minus (2) the present value as of July 1, 2015 of the single life annuity that would be payable under the Retirement Plan and the Supplemental Retirement Plan beginning as of the executive's earliest retirement age based on actual compensation and service as of June 30, 2015. The executive's earliest retirement age is (a) July 1, 2015 if the executive had attained age 55 and completed at least ten years of eligibility service (including imputed eligibility service for purposes of (1) above) as of June 30, 2015, (b) the first day of the month coincident with or next following the attainment of age 55 if the executive had not attained age 55 as of June 30, 2015, but had completed at least ten years of eligibility service (including imputed eligibility service for purposes of (1) above) as of June 30, 2015, or (c) the later of July 1, 2015 or the first day of the month coincident with or next following the attainment of age 65 if the executive had not completed at least ten years of service (including imputed eligibility service for purposes of (1) above) as of June 30, 2015. Present value is determined based on the assumptions under the Retirement Plan. For lump-sum payments on July 1, 2015, those assumptions are the May, 2015 Pension Protection Act segment rates of 1.38%, 3.88% and 4.98% and the Pension Protection Act 2015 Optional Combined, Unisex mortality table. The amounts of the lump sum payable under the employment agreements are as follows: Mr. Dunbar, $0; Mr. DeByle, $0; Ms. Rosen, $140,798; Ms. De Greef-Safft, $0; and Mr. Pattison, $0.

OTHER INFORMATION CONCERNING THE COMPANY

BOARD OF DIRECTORS AND ITS COMMITTEES

Seven meetings of the Board of Directors were held during the fiscal year ended June 30, 2015, three of which were conducted telephonically. Each incumbent director of the Company attended at least 75% of the meetings held during the year by the Board and all committees on which the director served. The Board operates pursuant to Corporate Governance Guidelines which set forth the policies and procedures for the effective performance of management duties by the Board of Directors. These Guidelines can be found on the Company's website at www.standex.com under the Governance tab.

Compensation Committee

The Board has a Compensation Committee consisting of Messrs. Cannon (Chairman), Edwards and Muller, all of whom are independent under NYSE standards. During fiscal 2015, the Committee held two meetings, and communicated regularly via exchange of memoranda. Each of the Committee members attended all meetings. The Company charges the Compensation Committee with discharging the responsibilities of the Board of Directors relating to compensation of the Company's CEO and senior management; administering the 2008 Long Term Incentive Plan; and reviewing and approving executive and senior management compensation in relation to the short and long term goals of the Company.

The Committee operates pursuant to a written Charter, which may be reviewed on the Company's website at www.standex.com under the "Governance" tab.

The Committee has the authority to retain consultants or other legal or accounting advisors from time to time in the Committee's discretion to assist in the evaluation of executive and senior management compensation. Such engagements shall be on such terms as the Committee deems appropriate. The Chief Executive Officer and the Vice President of Human Resources assist the Committee to a limited extent in determining or recommending the amount or form of executive and director compensation, as described on page 12 of this proxy statement.

For further information regarding the Committee's processes and procedures for the consideration and determination of executive and director compensation, please see the Compensation Discussion and Analysis, beginning on page 12 of this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee (Messrs. Cannon, Edwards or Muller) were at any time during fiscal 2015 or in any prior period an officer or employee of the Company, nor did they serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Compensation Committee or Board of Directors.

Audit Committee

Messrs. Fenoglio (Chairman), Chorman, Fickenscher, and Hansen served during fiscal year 2015 on the Company's Audit Committee. All of these directors are independent as defined by the SEC and NYSE rules. The Board of Directors has designated Messrs. Fenoglio, Chorman, Fickenscher, and Hansen as "audit committee financial experts" as defined by the NYSE rules. During fiscal 2015, the Committee met on six occasions. Each of the Committee members attended all of the meetings of the Committee. The Audit Committee reviews, both prior to and after the audit, the Company's financial reporting function, the scope and results of the audit performed (or to be performed) by the independent auditors of the Company and the adequacy of the Company's internal controls, and reports thereon to the Board of Directors.

During the 2014 fiscal year, the Committee, in consultation with executive financial management at the Company, invited a competitive process to review the appointment of the Company's independent registered public accounting firm for the upcoming fiscal year. As a result of this process and following careful deliberation, on August 29, 2014, the Committee notified the Company's prior independent auditors, Deloitte & Touche LLP, that it had determined to dismiss Deloitte & Touche LLP as the Company's independent registered public accounting firm, effective immediately. On the same date, the Committee authorized entering into an engagement letter with Grant Thornton LLP. Grant Thornton officially became the Company's independent registered public accounting firm on September 4, 2014, as reflected in the Company's Form 8-K filed on the same day.

The Committee operates pursuant to a Charter, which may be found on the Company's web site at www.standex.com under the Governance tab. The Committee Charter is also included as Appendix A to this proxy statement. The report of the Committee for the past fiscal year appears below.

Audit Committee Report

The Audit Committee of the Board of Directors (the "Committee") is entirely made up of independent directors as defined in the NYSE listing standards. It operates pursuant to a written charter, which may be reviewed on the Company's website at www.standex.com under the Governance tab.

The Committee reviews Standex's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. The independent auditors are responsible for expressing opinions on the conformity of the Company's audited financial statements with U.S.

generally accepted accounting principles and on management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

The Audit Committee pre-approves all audit and non-audit services performed by the independent auditor, as well as respective fees. The Audit Committee will periodically grant general pre-approval of certain audit and non-audit services. Any other services must be specifically approved by the Audit Committee. In periods between Audit Committee meetings, the Audit Committee may delegate authority to one member to pre-approve additional services, and such pre-approvals are then communicated to the full Audit Committee.

In this context, the Committee has reviewed and discussed with management and the independent auditors the audited financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the auditors' evaluation of the Company's internal control over financial reporting. The Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended and adopted PCAOB Rule 3200T, *Communication With Audit Committees*. In addition, the Committee has received from the independent auditors the written disclosures required by the PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence* and by applicable requirements of the Public Company Accounting Oversight Board, and discussed with them their independence from the Company and its management. Finally, the Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

In reliance on the reviews and based upon the discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2015, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

William R. Fenoglio, Chairman
Thomas E. Chorman
Gerald H. Fickenscher
Thomas J. Hansen

Corporate Governance/Nominating Committee Report

The Corporate Governance/Nominating Committee of the Board of Directors, comprised of Messrs. Muller (Chairman), Chorman, Fickenscher and Hogan, all of whom the Board determined to be independent within the meaning given to that term under the rules of the NYSE, is responsible for developing, reviewing, maintaining and recommending to the Board principles and guidelines of corporate governance for the operations of the Board and insuring the Board's compliance with applicable regulations and standards of the SEC and NYSE. The Committee also recommends to the Board candidates for consideration for Board membership; for annual election of Company officers; and for membership on the standing committees of the Board.

The Committee Charter describes its duties and responsibilities in greater detail. Stockholders and others may access the Charter through the Governance tab of the Company's website at www.standex.com. The Committee also periodically reviews the Company's corporate governance guidelines, accessed at www.standex.com under the "Governance" tab.

During fiscal year 2015, the Committee held three meetings, and communicated regularly via exchange of memoranda. Each of the Committee members attended all of the meetings of the Committee.

Process for Identifying and Evaluating Candidates for Director, and Diversity Considerations

The Corporate Governance/Nominating Committee considers candidates for Board membership suggested by its members and other directors, as well as management and shareholders. The Committee may also retain a third party executive search firm to identify candidates. When such a search firm is engaged, the Committee sets the fees and scope of engagement. A shareholder who wishes to recommend a prospective nominee for the Board should notify the Committee in writing using the procedures described below under *Communications with Directors,* attaching any supporting material the shareholder considers appropriate. Nominees recommended by shareholders are subject to the same evaluation process described herein as all other prospective candidates.

The Committee will review and evaluate each candidate it believes merits serious consideration, taking into account all available information concerning the candidate, the qualifications for Board membership established by the Committee and described below, the existing composition and mix of talent and expertise on the Board, and other factors it deems relevant.

The Committee evaluates each prospective candidate against the standards and qualifications set forth in the Company's Corporate Governance Guidelines (found at the Company's website), as well as by criteria of preferred experiences and qualities established by the Committee. The Committee strives to identify nominees whose character, demonstrated teamwork, judgment and experience will best enable them to deal with matters that come before the Board. Further, the Committee must identify candidates who can ensure both that the best interests of shareholders are met, and that full compliance with all applicable regulations and laws will occur. The qualifications the Committee prefers include various professional experience requirements (including familiarity with manufacturing, international business and financial accounting and controls) and personal qualities (including integrity and judgment), as well as the capacity and desire to make a significant time commitment to the Board, and a commitment to become a shareholder.

In addition, as part of this process, the Committee developed a Board self-assessment matrix which measures the current configuration of the Board relating to skills, experience and background. This matrix assists in the evaluation of the future needs of the Board, and the qualifications to be sought in potential Board candidates. This matrix is examined in relation to the ongoing execution of corporate strategy, to aid the Committee in identifying candidates who can assist the Company with the successful performance of its strategic goals. The Committee updates the matrix annually and before each director's search based on expected retirements, any gaps in current needs, and in line with corporate strategy.

The Committee considers all of the above-mentioned factors and weighs whether a candidate's experience, character and commitment would complement the other directors' skills and abilities as they relate to service on the Board. In this way, the Committee seeks diversity of perspective and insight, considering how each individual director can contribute to and enhance the overall effectiveness of the Board. Thus, diversity is reviewed in a comprehensive context, rather than on the basis of categorical allotment. The Committee is mindful of this diversity consideration throughout the year, and assesses its effectiveness through the annual Director Evaluations described below. The Committee is particularly mindful that it must seek and retain director candidates whose skills complement the needs presented by the domestic and international, multi-product, engineered manufacturing operations of the Company, the analytical financial expertise associated with such operations, and the strategic plans of the Company.

In connection with this evaluation, if warranted, the Committee decides whether to interview the prospective nominee and invites the President and CEO and the Chairman of the Board also to meet with prospective candidates. The Committee Chairman conducts due diligence to check each candidate's references. After completing this evaluation and interview process, the Committee forwards all pertinent materials and makes a recommendation to the full Board in advance of a meeting in which the Committee will propose a candidate for Board action. The Board then acts on the election of the candidate or nomination for consideration of shareholders.

Code of Business Conduct and Ethics

The Company has both a Code of Business Conduct and a Code of Ethics for Senior Financial Management, both of which may be found on the Company's website under the Governance tab at www.standex.com. The Company continues to utilize an on-line interactive compliance training program which encompasses a wide variety of subject matters, including Code of Conduct; preventing discrimination and harassment; Foreign Corrupt Practices Act (FCPA); Sarbanes-Oxley essentials; conflict minerals; and fraud awareness and detection. New training courses are assigned quarterly to employees to ensure ongoing awareness of governance and ethical issues. Further, the programs can be customized by Company divisions to pinpoint issues that may arise in the ordinary course of business.

The Code of Business Conduct applies to all employees, officers and directors of the Company and provides that, in the conduct of all corporate activities, integrity and ethical conduct is expected. In addition, the Code of Business Conduct addresses and provides guidance on a number of business-specific issues, including but not limited to insider trading and conflicts of interest.

The Code of Ethics for Senior Financial Management applies to all officers, directors and employees who have supervisory financial duties. The Code of Ethics is intended to assist in the complete and accurate reporting of all financial transactions in compliance with applicable laws, rules and regulations.

Waivers of the requirements of the Company's Codes, if granted by the Board or the Corporate Governance/Nominating Committee, will be posted on the Company's website. No waivers were granted in fiscal 2015 or for any prior period since the Codes were adopted in 2003. Compliance is monitored by the Company's Corporate Governance Officer and the Committee, in communication with the Board and senior corporate management, as appropriate.

Executive Sessions of Independent Directors

Under the Board's Corporate Governance Guidelines, the independent directors of the Board meet in regularly scheduled executive sessions with no management directors or management present. William Fenoglio has been designated by the independent directors as the lead director for such executive sessions. The lead director will call any executive session of the Board, and the executive sessions will encompass such topics as the independent directors and/or Mr. Fenoglio determine. The lead director will confer with the Board and the CEO on any matters that may require their attention. In addition, the lead director provides the CEO, following Board meetings and at other appropriate times, the evaluation of the independent directors. If any shareholder wishes to communicate any matter to the executive sessions of independent directors please forward an email regarding such communication to boardofdirectors@standex.com.

Director Attendance Policy

It is the policy of the Board, pursuant to its Corporate Governance Guidelines, that each director has a duty to attend, whenever possible, all meetings of the Board and of each Committee on which the director serves and to review in advance all meeting materials, all of which are sent electronically to each director, and are placed on a secure server for director access. In addition, each director is expected to attend the Annual Meeting of Shareholders. In fiscal 2015, all directors attended the Annual Meeting.

Committee and Director Evaluations

Written questionnaires prepared by the Corporate Governance/Nominating Committee are used by the directors to evaluate the Board as a whole and each of its standing Committees. The questionnaires also solicit recommendations as to how the functioning of the Board and its committees can be improved. This evaluation process began in 2003, and was utilized in fiscal 2015. The Company intends to repeat this process annually. Directors submit completed questionnaires to the Chief Legal Officer, who summarizes the results without attribution, and forwards the summary to the Committee chairman, who analyzes the data and reports the results to the Board and to each Committee. The full Board discusses summaries of the assessments and Committee evaluations with a view to enhancing the overall performance of the Board.

Shareholder Communications with Directors

The Board of Directors welcomes input and suggestions from shareholders and all interested parties. The Board of Directors will regard all appropriate communication seriously and will promptly address it. The Board has adopted the following procedure for shareholders and other interested parties to contact members of the Board, its committees and the non-management directors as a group. Correspondence, addressed to any individual director, group or committee chair or the Board as a whole, should be sent to the Corporate Governance Officer, Standex International Corporation, 11 Keewaydin Drive, Suite 300, Salem, NH 03079. All parties may also communicate electronically by sending an email to boardofdirectors@standex.com. The message line should specify the individual director, committee or group that the shareholder wishes to contact.

All communication will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. The Corporate Governance Officer shall use discretion in declining to forward communication unrelated to the duties and responsibilities of the Board, including but not limited to communication in the nature of advertisements or promotions, employment inquiries or resumes, surveys or other forms of mass mailings. However, all communication, regardless of its nature, will be catalogued, archived and periodically reported to the Board for its information and use.

Board Leadership Structure and Role in Risk Oversight

Currently, the offices of the non-executive Chairman of the Board and the Chief Executive Officer are separate and held by different individuals. On January 20, 2014, David Dunbar was appointed President and CEO of the Company. On the same date, Roger Fix began serving as non-executive Chairman of the Board, replacing Edward Trainor, who stepped down from that role.

During periods when the retiring CEO/President is available and eager to serve as Chairman, the Board has authorized this leadership structure. In such cases, the Board believes this structure is appropriate, as it enhances the continuity of execution of Company strategic vision and mission. This leadership transition has been beneficial when implemented historically. During other periods, the Board has found it appropriate to designate the CEO as Chairman.

The separation of roles of Chairman and CEO/President is appropriate at this time, since Mr. Fix's decade-plus leadership as chief executive officer enables him to lend a unique perspective in his current role as Chairman. Although Mr. Fix has retired from active employment with the Company, designating him as Chairman allows a progression of strategic vision, which coordinates in a beneficial way with Mr. Dunbar's leadership as Company President/CEO.

The Board will continue to evaluate appropriate leadership structure whenever circumstances merit such assessment, utilizing the corporate governance guidelines of the Company as one source of authority.

The Board conducts risk oversight of the Company by relying on its Committee membership to receive and analyze reports and data from various Company and external sources (discussed below), and to report to the full Board for discussion and action, where necessary.

In order to conduct risk oversight of the Company, the Audit Committee regularly receives reports regarding the material risks presented by and to Company operations, and the measures being taken to manage such risk. The Corporate Risk Manager reports regularly to the Audit Committee. The Audit Committee reports as appropriate to the full Board, which monitors material risks that may impact the Company. In addition, the Board administers its risk oversight function through periodic reporting at Board meetings by members of senior management, including but not limited to the Chief Financial Officer and the President, Food Service Equipment Group. These presentations provide the Board with the opportunity to communicate directly and in detail with management about risks and opportunities being addressed at the operational level. Further, the Corporate Governance Officer reports to the Audit Committee quarterly, in conjunction with the corporate governance program.

Since fiscal 2012, the Corporate Governance/Nominating Committee has mandated that each committee of the Board review its Charter annually to assess whether the risk oversight roles and responsibilities of each

committee are being appropriately discharged. Each committee's Charter can be found on the Company web site at www.standex.com under the Governance tab. Additionally, the Audit Committee Charter is attached as Appendix A to this proxy statement.


CORPORATE GOVERNANCE/NOMINATING COMMITTEE


H. Nicholas Muller, III, Chairman
Thomas E. Chorman
Gerald H. Fickenscher
Daniel B. Hogan

Directors Compensation

The elements of non-employee director compensation for fiscal 2015 are as follows:

- a $50,000 annual cash retainer, payable quarterly, all or a portion of which may be deferred and used to purchase RSUs pursuant to the MSPP;

- an annual restricted stock grant equal to $65,000 and valued as of the date of the Annual Meeting of Shareholders, which stock vests three years after the date of grant;

- a $16,000 cash payment per year for the Chairman of the Audit Committee;

- a $10,000 cash payment per year for the Chairman of the Compensation Committee;

- an $8,000 cash payment per year for the Chairman of the Corporate Governance/Nominating Committee;

- an $8,000, $5,000 and $3,000 cash payment per year to each member of the Audit, Compensation and Corporate Governance/Nominating Committee, respectively; and

- a $50,000 cash payment per year for the Chairman of the Board, all or a portion of which may be deferred and used to purchase RSUs pursuant to the MSPP; and

- $16,000 cash payment per year for the lead independent director.

The elements of directors' compensation remained the same in fiscal 2015 as in fiscal 2014. In fiscal 2014, the independent compensation consultant retained by the Committee, Pearl Meyer, conducted a competitive peer assessment regarding director compensation, and the elements set forth above were implemented. During fiscal 2015, the Committee did not believe that a subsequent review was necessary.

Under the Company's Stock Ownership guidelines, the Company requires each non-employee director to own Company Common Stock with a value of at least five times the annual cash retainer paid to each director. The guidelines require each director to attain the required stock ownership within three years of his initial election or appointment. The valuation of the Common Stock used to determine compliance with the ownership requirement is set by the Compensation Committee each year, based upon the Company's stock price performance during the previous year and any other factors deemed relevant by the Compensation Committee. The valuation for fiscal 2016 has been set at $70 per share. All directors are presently in compliance with the guidelines.

The Company does not have per meeting fees for non-employee directors, believing that no incentives for meeting attendance should be necessary.

As an employee director, Mr. Dunbar does not receive director compensation for his service to the Board.

No retirement plan benefits or perquisites are provided to directors of the Company. Directors are not granted stock options, as the Company does not grant stock options to any person.

The following table presents the compensation the Company provided to non-employee directors for their services during fiscal 2015:

Director	Fees Earned Or Paid In Cash ($) (1)	Stock Awards ($) (2)(3)	All Other Compensation ($) (4)	Total ($)
Charles H. Cannon, Jr.	10,000	135,945	2,980	148,925
Thomas E. Chorman	61,000	65,000	1,218	127,218
Jeffrey S. Edwards	2,500	112,966	0	115,466
William R. Fenoglio	32,000	135,945	2,980	170,925
Gerald H. Fickenscher	61,000	65,000	1,218	127,218
Roger L. Fix (5)	100,000	65,000	0	165,000
Thomas J. Hansen	8,000	135,945	0	143,945
Daniel B. Hogan	42,750	83,102	1,658	127,510
H. Nicholas Muller, III	50,250	83,102	1,483	134,834

_____

Footnotes to Table:

(1)   This column represents the cash paid to each director pursuant to the annual cash retainer, plus fees earned for serving as Chairman of the Board, or as a member of or Chairman of any Committees of the Board. All or a portion of the annual cash retainer may be used, at the election of the director, to purchase restricted stock units pursuant to the MSPP. RSUs purchased under the MSPP are disclosed in the Stock Awards column.

(2)   This column represents the aggregate grant date fair value of two separate awards: (1) RSUs purchased with the portion of the director's annual cash retainer which the director elects to use to purchase RSUs under the terms of the MSPP; and (2) shares of time-based restricted stock. With respect to (1) above, the MSPP requires that prior to the beginning of the fiscal year in which the annual cash retainer is earned, directors may elect to use all or a portion of their annual cash retainer to purchase RSUs. Under the MSPP, RSUs will be purchased at a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year in which the cash retainer was earned or the date on which the cash portion of the annual incentive bonus is paid to an executive of the Company, which is generally on or shortly prior to the 75th day after the end of the fiscal year. The amounts in this column which are attributable to purchases under the MSPP are computed in accordance with FASB ASC Topic 718, using the same assumptions as are referenced in footnote (2) to the Summary Compensation Table found on page 29 of this proxy statement.

With respect to the awards of time-based restricted stock noted in (2) above, the column includes the grant date fair value of such awards for FY 2015. Grant date fair value is calculated by multiplying the number of shares of stock awarded times the closing price of the Company's stock on the date awarded, in accordance with FASB ASC Topic 718. At June 30, 2015, the aggregate number of outstanding shares of unvested restricted stock and RSUs held by each director was as follows: Mr. Cannon: 5,884; Mr. Chorman: 2,891; Mr. Edwards: 796; Mr. Fenoglio: 5,884; Mr. Fickenscher: 2,891; Mr. Fix: 1,014; Mr. Hansen: 2,731; Dr. Hogan: 3,459; and Dr. Muller: 3,612.

(3)   Upon the retirement of any director as a result of reaching the mandatory retirement age for service as a director, or upon a change in control of the Company, the non-vested installments of the annual restricted stock grants shall be subject to acceleration and immediate vesting.

(4)   Included in this column are the dividend equivalents that accrued during the three year vesting period for both the restricted stock grants and the restricted stock units purchased pursuant to the MSPP that vested during the fiscal year. The dividend equivalents are paid upon vesting.

(5)   Mr. Fix was vested in 25,000 restricted stock units which were granted to him when he was President and Chief Executive Officer of the Company on January 25, 2006. Pursuant to the terms of the award, such units were paid to him in an equivalent number of shares of Company stock on the first business day of the year following the year in which his employment terminated. As such, 25,000 shares of Company stock were delivered to him as of January 2, 2015, as well as $118,464 of dividend equivalents that had accrued during the vesting and holding period. The stock value as of such date was $1,862,000.

PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934, we are asking our shareholders to approve a non-binding, advisory resolution on the compensation of the executive officers (the "named executive officers") whose compensation is specifically set forth in the Summary Compensation Table and other related tables of this proxy statement (which are found beginning on page 29 of this proxy statement). The advisory vote does not address any specific element or the level of the compensation payable to any named executive officer, but rather asks shareholders to approve the total compensation payable to the "named executive officers." Notwithstanding that the vote is advisory only, we will carefully evaluate the outcome of the vote and will take it into account in assessing any future changes to our compensation philosophy and programs.

The Board of Directors recommends that shareholders vote to approve the total compensation of our named executive officers, because of its belief that our executive compensation program is an important factor in driving the creation of shareholder value. The program ties a significant portion of the compensation of our named executive officers to the actual financial performance of the Company and pays a large portion of such compensation in the form of equity that cannot be immediately sold. We urge shareholders to read the Compensation Discussion and Analysis which begins on page 12 of this proxy statement, immediately following the "Executive Compensation" heading, and the compensation tables which follow it. They provide a thorough description of the entire program and the compensation paid under it. Here is a summary of several important facts to consider in evaluating our executive compensation:

- The program is designed 1) to attract and retain highly talented executives who have the ability to manage a diverse set of businesses that serve a variety of markets and are subject to differing business strategies, and 2) to provide those executives with incentives to meet specific financial and operational performance goals that are determined by the Compensation Committee of the Board of Directors as likely to create and sustain shareholder value.

- A significant portion of the compensation payable under the program is variable, and depends upon the performance of the Company (or in the case of non-corporate executives, the business unit of the Company for which they are responsible) over both the short and longer term.

- A significant portion of the compensation is payable in the form of Company stock, which serves to closely align the interests of our executives with those of our shareholders.

- To avoid a focus on short-term results at the expense of longer-term corporate performance, the stock payable is either forfeited if the executive leaves our employment within three years after it is granted, or is paid to the executive in equal installments over a three-year period, only if the executive remains employed at the time each installment is to be paid. This practice serves both to retain executives in the employ of the Company, and motivates them to act in the long-term interests of the Company. In addition, executives are subject to stock ownership guidelines,

which limit their ability to sell shares of stock which they receive while they are employed by the Company.

- We do not provide guaranteed or minimum bonuses to our executives, and we provide only a very limited number of perquisites.

- Both the amounts and forms of our compensation are determined by an independent committee of the Board of Directors, which receives independent advice from Meridian Compensation Partners, LLC, a nationally recognized compensation consultant that performs no other services for the Company.

- The Board of Directors has the right to recover any incentive compensation paid to any executive if the Company is required to restate any financial results downward as a result of misconduct on the part of that executive.

The compensation paid to our executives for fiscal 2015 was consistent with our pay-for-performance philosophy. Although sales increased by 7.5% from sales in fiscal 2014, largely due to growth in volume of the Company's businesses and acquisitions, and earnings per share increased for fiscal 2015 from earnings per share for fiscal 2014, sales and earnings per share fell short of the target level set by the Compensation Committee for fiscal 2015. As a result, the total compensation received by our executives declined from amounts received in fiscal 2014.

The Board believes that the total compensation paid to our named executive officers is aligned with both the performance of the Company and the interests of our shareholders. As a result, the Board recommends that shareholders approve the following non-binding, advisory resolution:

"RESOLVED, that the shareholders of Standex International Corporation approve, on an advisory basis, the compensation of the Company's named executive officers as described in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, all under the heading titled 'Executive Compensation.'"

The Board of Directors unanimously recommends a vote "FOR" the foregoing resolution.

PROPOSAL 3 – ADVISORY VOTE ON THE FREQUENCY OF THE STOCKHOLDER VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934, the Company will periodically include in its proxy materials for meetings of stockholders for which the disclosure of executive compensation information is required, a resolution subject to a non-binding, advisory shareholder vote to approve the compensation of the Company's named executive officers. Such a resolution will be substantially similar to **Proposal 2 – Advisory Vote to Approve the Compensation of our Named Executive Officers**, set forth in this Proxy Statement, on which shareholders are being asked to vote this year.

We are requesting your non-binding vote as to whether such a resolution should be presented annually, every two years or every three years. You shall also have the right to abstain from voting.

The Board has determined and recommends that this non-binding vote should occur annually, to allow the Board to receive timely, ongoing feedback from shareholders on the compensation paid to our named executive officers. This will assist the Board in taking shareholder views into account regarding changes to the executive compensation program. We note that shareholders previously voted to hold this "say on pay" non-binding vote annually, and that such vote has been held annually since 2012.

The Board does reserve the right to periodically reassess its view that such a vote should be held annually. Should it reach a different position, the Board will communicate its decision and its reasoning to shareholders.

You may cast your vote on your preferred voting frequency by selecting the option of holding an advisory vote on executive compensation "annually," as recommended by the Board of Directors, "every two years," or "every three years." In addition, you may abstain from voting.

The Board of Directors unanimously recommends a vote for a frequency of "ANNUALLY" for future non-binding shareholder votes on the compensation paid to our named executive officers.

PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has selected Grant Thornton LLP ("Grant Thornton") to serve as the Company's independent registered public accounting firm for the 2016 fiscal year. Grant Thornton was appointed on September 4, 2014. At no time during the two years prior to Grant Thornton's engagement did the Company consult Grant Thornton regarding either the application of accounting principles to any transaction or audit opinion, or any matter that was the subject of review (whether such subject was a disagreement or reportable event with Deloitte & Touche, the Company's previous independent auditors).

It is expected that representatives of Grant Thornton will be present at the Annual Meeting of Stockholders where they will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

Deloitte & Touche LLP (Deloitte), and its two predecessor firms, had served as the Company's auditors since 1955. However, in fiscal 2014, the Audit Committee of the Company initiated a competitive process to review the appointment of the Company's independent auditor for the 2015 fiscal year. Following careful deliberation, the Audit Committee authorized the dismissal of Deloitte on August 28, 2014, effective on August 28, 2014. The Company communicated the dismissal on August 29, 2014 and filed a Form 8-K announcing the dismissal on September 4, 2014.

The Company provided Deloitte with a copy of the disclosure outlined herein and requested that Deloitte furnish a letter to the SEC stating whether it agreed with such disclosures. Deloitte did issue a letter of agreement on September 4, 2014, which was filed as an exhibit with the Company's 8-K on September 4, 2014.

For the fiscal year ending June 30, 2014, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

For the fiscal year ending June 30, 2014, Deloitte's report on the Company's financial statements contained no adverse opinion or a disclaimer of opinion; and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

Shareholders are being asked to ratify the appointment of Grant Thornton, and the Board unanimously recommends a "For" vote in connection with this resolution. While ratification by the shareholders of this appointment is not required by law or by the Company's articles of incorporation or bylaws, we believe that such ratification is desirable.

The Board of Directors recommends a vote "FOR" the ratification of the selection of the Independent Auditors.

INDEPENDENT AUDITORS' FEES

The following table summarizes the aggregate fees for independent auditor services incurred by the Company for each of the last two fiscal years. For fiscal year 2015, the independent auditor was Grant Thornton, LLP. For fiscal year 2014, the independent auditor was Deloitte & Touche, LLP:

($ in thousands)	2015	2014
Audit Fees to Grant Thornton LLP (a)	942	0
Audit Fees to Deloitte & Touche (a) (c)	345	1,141
Audit Related Fees (b)	55	316
Tax Fees	2	0
All Other Fees (c)	25	0
Total	1,369	1,457

_____

(a)   Fees for audit services performed as related to fiscal years 2015 and 2014 consisted substantially of the following:

- Audit of the Company's annual financial statements
- Reviews of the Company's quarterly financial statements

(b)   Fees for audit related services performed in 2015 and 2014 consisted substantially of the following:

- International audits in the United Kingdom, Ireland, Germany, Portugal and Mexico were conducted in 2015. International audits took place in 2014 in the United Kingdom, Ireland, Mexico, Germany, Brazil and China.

(c)   Fees reported in this row represent the aggregate fees for professional services performed by Deloitte & Touche, LLP during fiscal 2015 for transitional and carryover services to effectuate the transition of the Company's appointed auditor from Deloitte & Touche, LLC to its current independent auditor, Grant Thornton, LLP.

In considering the nature of the services provided by the independent auditor, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Company management and the independent auditor to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

The services performed by the independent auditor in fiscal 2015 were approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee in 2003 and amended in 2004.

As required by the policy, annually the Audit Committee is provided a description of the services to be provided for each category and fees to be incurred. The policy describes the permitted audit, audit-related, tax, and other services that the independent auditor may perform, and the Audit Committee approves the established level of fees for the respective fiscal year. Any subsequent requests for audit, audit-related, tax and other services not previously submitted and approved by the Audit Committee for specific pre-approval may not commence until such approval has been granted.

A quarterly status of the actual services performed to date is provided to the Audit Committee by the independent auditor. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee for services not to exceed $50,000. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted such specific pre-approval.

REQUESTING DOCUMENTS

Both this Proxy Statement and the Annual Report on Form 10-K may be reviewed on line at: http://www.envisionreports.com/SXI and also at the Company's website at www.Standex.com/Investors/FY2015AnnualMaterials. Shareholders may obtain print or emailed copies, free of charge, of this Proxy Statement, Form 10-K, the Company's Codes of Conduct, Committee Charters or the Corporate Governance guidelines by writing to Standex International Corporation, Investor Relations Department, 11 Keewaydin Drive, Suite 300, Salem, NH 03079. Shareholders may also call the Company's Shareholder Services Administrator at 603-893-9701 to request copies. In the alternative, print copies may be requested by e-mailing the request to investorrelations@standex.com. Requests for copies may be made orally or in writing. All requests will be fulfilled within three (3) business days of receipt. Copies will be sent via first class mail.

OTHER PROPOSALS

Management does not know of any other matters which may come before the meeting. However, if any other matters are properly presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to the Securities Exchange Act of 1934, the Company's executive officers, directors and persons who own more than 10% of the Company's Common Stock are required to file reports of ownership and changes in ownership in the Common Stock of the Company (called a "Form 4") under Section 16(a) with the Securities and Exchange Commission and the New York Stock Exchange, with copies of those reports filed with the Company.

Based solely upon a review of the copies of the reports furnished to the Company for the fiscal year 2015, the Company advises that all Form 4s were filed on a timely basis.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for consideration at the 2016 Annual Meeting of Stockholders must submit such proposal to the Company, in writing, at its executive offices, 11 Keewaydin Drive, Suite 300, Salem, NH 03079, no later than May 14, 2016.

In order for a shareholder to bring other business before a shareholder meeting, the Company by-laws require that timely notice should be received by the Company no earlier than May 15, 2016 but no later than June 15, 2016.

By the Board of Directors



Deborah A. Rosen, *Secretary*

September 11, 2015

AUDIT COMMITTEE CHARTER

MEMBERS

William R. Fenoglio, Chairman
Thomas E. Chorman
Gerald H. Fickenscher
Thomas Hansen

STATUS

The Audit Committee is a standing committee of the Board of Directors of Standex International Corporation (the "Company").

MEMBERSHIP

The Audit Committee shall be comprised of not less than three nor more than five directors as determined by the Board of Directors, each of whom shall be independent directors in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange listing standards (the "NYSE"). No member of the Audit Committee shall be an affiliated person of either the Corporation or any subsidiary in accordance with the rules and regulations of the SEC and the NYSE. All members shall have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall in the judgment of the Board of Directors, be a financial expert in accordance with the rules and regulations of the SEC and the NYSE, including but not limited to having accounting or related financial management expertise.

The members of the Audit Committee shall serve one-year terms. The Directors and the Corporate Governance Committee shall recommend, and the Board of Directors shall designate, one member of the Audit Committee to serve as Chairperson. The members of the Audit Committee shall serve until their resignation, retirement or removal by the Board of Directors and until their successors shall be appointed. No member of the Audit Committee shall be removed except by the majority vote of the independent directors of the full Board of Directors then in office.

PURPOSE

The primary function of the Audit Committee is to assist, and report to, the Board of Directors in fulfilling its oversight responsibilities by reviewing the integrity of the financial reports provided by the Corporation to its stockholders and the general public; the Corporation's systems of internal controls regarding finance and accounting; the Corporation's auditing, accounting and financial reporting and internal control processes; the independent auditors qualifications, performance and independence, the Corporation's compliance with legal and regulatory requirements, and to prepare the

report required by the SEC's proxy rules to be included in the Corporation's annual proxy statement.

RESPONSIBILITIES AND DUTIES

(1)   Appoint, retain, oversee and terminate, in its sole authority, the independent auditors for the purpose of preparing or issuing an audit report or to perform related work and set the scope of work, terms of each engagement and their compensation.

(2)   Approve in advance all permitted non-audit services to be performed by the independent auditor and assure that such approval is disclosed in the Corporation's periodic reports as required by law.

(3)   Evaluate the independent auditor's qualifications, performance and independence, including review and evaluation of the lead partner of the independent auditor, after receiving input from management and the Internal Audit Department. Assure the rotation of the lead audit partner, the reviewing audit partner and other audit personnel as required by law.

(4)   Receive and review at least annually: (a) a report by the independent auditor describing (i) the independent auditor's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and (iii) in an effort to assess the auditors' independence, all relationships between the auditors and the Corporation; (b) all other reports from the independent auditors, including the annual comments from the independent auditors on accounting procedures, critical accounting policies and practices, systems of control, all material alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, the effects of using such alternative treatments and the treatment preferred by the independent auditors and any other material communications between the independent auditor and management.

(5)   Review and consider whether the provision by the independent auditors of any permitted non-audit service is compatible with maintaining their independence; review and approve the non-audit fees of the independent auditors; and review with them any questions, comments or suggestions they may have relating to the internal controls, accounting practices or procedures of the Corporation and any audit problems or difficulties and management's response.

(6)   Present to the Board of Directors the Audit Committee's conclusions in connection with the independent auditor.

(7)   Review, at least annually, the then current and future programs of the Corporation's Internal Audit Department, including the procedure for assuring implementation of accepted recommendations made by the independent auditors; and review any issues that arise regarding the performance of the Corporation's internal audit function and the significant matters contained in these Internal Audit Department reports.

(8)   Make or cause to be made, from time to time, such other examinations or reviews as the Audit Committee may deem advisable with respect to the adequacy of the systems of internal controls over financial reporting, disclosure controls and procedures, including whether there are significant deficiencies and weaknesses and any fraud involving management or other employees with a significant role in such processes, controls and procedures, financial reporting processes and accounting practices and procedures of the Corporation, the results of activities and responsibilities and with respect to current accounting trends and developments, and take such action regarding such trends and developments as may be deemed appropriate.

(9)   Receive and review at least annually aggregate expenses incurred by officers of the Corporation as presented by the Internal Audit Department in summary format.

(10)   Receive and review at least annually a report prepared by the Chief Legal Officer concerning legal issues affecting the Corporation which require or suggest Audit Committee oversight or involvement.

(11)   Review significant accounting principles and financial statement presentations, including any material changes in the Corporation's selection or application of accounting principles. Review significant judgments made in connection with the preparation of the financial statements, including any material exposures and related reserves and any off-balance sheet structures.

(12)   Review and discuss with management and the independent auditors the annual and quarterly financial statements of the Corporation, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and any material changes in accounting principles or practices used in preparing the statements prior to the filing of a report on Form 10-K or 10-Q with the SEC. Such review and discussion shall include the items required by applicable audit standards as in effect at that time in the case of the annual and quarterly statements in connection with the conduct of the audit in accordance with the auditing standards of the Public Company Accounting Oversight Board. During such review, or otherwise, the Audit Committee shall work to resolve any disagreements between management and the independent auditors regarding financial reporting. Based upon such review and discussion, recommend to the Board that the audited financial statements be included in the Annual Report on Form 10-K.

(13) Review earnings press releases, as well as financial information and earnings guidance provided to analysts; discuss the Corporation's policies with respect to risk assessment and risk management; and discuss the steps taken by management to monitor exposures.

(14) Receive from the independent auditors the report required by applicable Independence Standards as in effect at that time and discuss it with the independent auditors.

(15) Review the status of compliance with laws, regulations and internal procedures, contingent liabilities and risks that may be material to the Corporation, the scope and status of systems designed to assure Corporate compliance with laws, regulations and internal procedures, through receiving reports from management, legal counsel and other third parties as determined by the Audit Committee on such matters, as well as major legislative and regulatory developments which could materially impact the Corporation's contingent liabilities and risks.

(16) Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

(17) Set clear hiring policies for employees or former employees of the independent auditors.

(18) Establish and maintain procedures for the receipt, retention and treatment of complaints regarding the Corporation's accounting, internal controls or auditing matters and establish clear hiring policies for employees or former employees of the Corporation's independent auditor.

(19) Establish and maintain procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding accounting or auditing matters.

(20) Obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee.

(21) Receive appropriate funding, as determined by the Audit Committee from the Corporation for payment of compensation to the outside legal, accounting, or other advisors employed by the Audit Committee.

(22) Report regularly to the Board of Directors as to the Audit Committee's accomplishments of its purpose and responsibilities.

(23) Assess compliance of the Corporation's CEO, CFO and Corporate Controller with the Code of Ethics for Senior Financial Officers, report material violations to the Board and recommend to the Board appropriate action.

(24) Monitor the establishment, maintenance and evaluation of the disclosure controls and procedures and internal controls required by the SEC.

(25) Conduct an annual performance evaluation of the Audit Committee.

(26) Review its Charter at least annually and recommend any changes to the Board of Directors.

(27) Fulfill such other duties and responsibilities as may be assigned to the Audit Committee from time to time by the Board of Directors or Chairman of the Board of Directors or as may be required by law or regulation.

MEETINGS/PROCEDURES

The Audit Committee shall meet at least four times during the year and at such other times as it deems necessary to fulfill its responsibilities. The Audit Committee shall meet regularly in executive session without management present. In addition, the Audit Committee shall periodically meet with management, internal auditors and independent auditors to oversee and review their respective performance.

The Audit Committee shall fix its own rules of procedure, which shall be consistent with this Charter and the By-Laws of the Corporation. The Audit Committee may form and delegate authority to subcommittees (consisting of one or more persons) when appropriate, including the authority to grant preapprovals of audit and non-audit services; provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

The Chairman of the Audit Committee may grant pre-approval of audit and non-audit services, provided that the Chairman's pre-approval decisions shall be presented to the full Audit Committee at its next scheduled meeting for ratification.

REPORT

The Audit Committee shall prepare a report each year concerning its compliance with this charter, charter amendments and activities for inclusion in the Corporation's proxy statement relating to the annual meeting of stockholders as required by the SEC and NYSE.



IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 3:00 a.m., Central Time, on October 28, 2015.

Vote by Internet
- Go to www.envisionreports.com/SXI
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.   ☒

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET **OR** TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all nominees listed in Proposal 1, FOR Proposal 2, FOR 1 year in Proposal 3, and FOR Proposal 4.

1. Election of Directors
For three year terms expiring in 2018:

01 - Charles H. Cannon, Jr.   02 - Jeffrey S. Edwards   03 - Gerald H. Fickenscher

☐ Mark here to vote **FOR** all nominees   ☐ Mark here to **WITHHOLD** vote from all nominees   ☐ For All **EXCEPT** - To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below.

_____

	For	Against	Abstain			1 Year	2 Years	3 Years	Abstain
2. To conduct an advisory vote on the total compensation paid to the executives of the Company.	☐	☐	☐	3. To select, on an advisory basis, the frequency of future shareholder advisory votes to approve compensation paid to the executives of the Company.		☐	☐	☐	☐
4. To ratify the appointment by the Audit Committee of Grant Thornton LLP as independent auditors.	☐	☐	☐	To transact such other business as may come before the meeting.					

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting.   ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Note: Please sign exactly as your name appears on this Proxy. If signing for estates, trusts, corporations or partnerships, title or capacity should be stated. If shares are held jointly, each holder should sign.

Date (mm/dd/yyyy) — Please print date below.

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

_____ / _____ / _____

   1 U P X

02SCRF

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



REVOCABLE PROXY — Standex International Corporation

ANNUAL MEETING OF STOCKHOLDERS
OCTOBER 28, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The stockholder of record hereby appoints David A. Dunbar and Deborah A. Rosen, and either of them, with full power of substitution, as Proxies for the stockholder, to attend the Annual Meeting of the Stockholders of Standex International Corporation (the "Company"), to be held at the Burlington Marriott, One Burlington Mall Road, Burlington MA 01803, on Wednesday, October 28, 2015 at 11:00 a.m., local time, and any adjournments thereof, and to vote all shares of the common stock of the Company that the stockholder is entitled to vote upon each of the matters referred to in this Proxy and, at their discretion, upon such other matters as may properly come before this meeting.

In connection with those shares (if any) held by me as a participant in the Standex Retirement Savings Plan (the "Plan"), I hereby direct the trustee of the Plan in which I participate to vote all vested shares allocated to my account under such Plan on September 3, 2015 in accordance with the instructions on the reverse side of this proxy card or, if no instructions are given, in accordance with the Board of Directors' recommendations, on all items of business to come before the Annual Meeting of Stockholders to be held on October 28, 2015 or any adjournment thereof. Your voting instructions will be kept confidential from the officers, directors and employees of the Company. Under the Plan, the shares for which no signed proxy card is returned or for which any instructions are not timely received or are improperly executed shall be voted by the trustee in the same proportions on each Proposal for which properly executed instructions were timely received.

This Proxy, when properly executed, will be voted in the manner directed herein by the stockholder of record. **If no direction is made, this Proxy will be voted FOR all nominees listed in Proposal 1, FOR Proposal 2, FOR 1 year in Proposal 3, and FOR Proposal 4.**

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

(Continued, and to be marked, dated and signed, on the other side)